
03055231


LandAmerica Financial Group, Inc.
AR/S
P.E.
12-31-02
APR 1 1 2003
1086

# LandAmerica

## 2002 ANNUAL REPORT


PROCESSED
APR 14 2003
THOMSON
FINANCIAL

*"I see you got an exciting new brandmark in 2002. So what else happened?"*


se in Revenues
rease in Net Income
rease in Total Assets
crease in Shareholders' Equity
LandAmerica
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Albuquerque Title Company, Inc.
American Title Group
Austin Title Company
Capitol City Title Services
Charter Title Company
Commonwealth Land Title Insurance Company
Commonwealth Land Title Insurance Company of New Jersey
Commonwealth Title of Austin, Inc.
Commonwealth Title of Dallas, Inc.
Commonwealth Title of Fort Worth, Inc.
Commonwealth Title of Houston, Inc.
Cumberland Title Company
GulfAtlantic Title
InspecTech
LandAmerica 1031 Exchange Services
LandAmerica Default Services
LandAmerica Financial Group, Inc.
LandAmerica Information Company
LandAmerica National Commercial Services
LandAmerica OneStop, Inc.
LandAmerica Survey Company
Lawyers Title Corporation
Lawyers Title Insurance Corporation
Lawyers Title of Amarillo, Inc.
Lawyers Title of El Paso, Inc.
Lawyers Title of Roswell, Inc.
Lawyers Title of San Antonio, Inc.
National Assessment Corporation
New Mexico Title, Inc.
New York Land Services, Inc.
Partners Title Company
Pikes Peak Title Service
Property Title Insurance Corporation
Rainier Title Company
Texas Title Company
Title Insurance Company of America
Transnation Title Insurance Company
Transnation Title Insurance Company of New York
Wilson Title Company
20% In
148%
12%
19

*"It was the*
*best year*
*in our history!*
*See for yourself."*


LandAmerica

## FINANCIAL HIGHLIGHTS

In thousands of dollars, except market price and per share data

| | 2002 | | 2001 | |
|---|---|---|---|---|
| REVENUES | $ | 2,586,550 | $ | 2,170,477 |
| NET INCOME | $ | 149,352 | $ | 60,266 |
| TOTAL ASSETS | $ | 1,910,832 | $ | 1,707,481 |
| SHAREHOLDERS' EQUITY | $ | 863,620 | $ | 727,493 |

| | | | | |
|---|---|---|---|---|
| Per Common Share Amounts | | | | |
| Net Income | $ | 8.10 | $ | 3.42 |
| Net Income Assuming Dilution | $ | 8.04 | $ | 3.24 |
| Shareholders' Equity | $ | 47.07 | $ | 39.15 |
| Market Price on December 31 | $ | 35.45 | $ | 28.70 |
| 52-Week Price Range: | | | | |
| High | $ | 38.30 | $ | 50.45 |
| Low | $ | 25.25 | $ | 23.20 |

## STATEMENT OF BUSINESS

The companies of LandAmerica Financial Group, Inc. (NYSE: LFG) have been completing and protecting the nation's real estate investments for over 125 years. Providing title insurance as well as a broad range of residential and commercial real estate transaction services, LandAmerica companies operate through 700 offices and a network of more than 10,000 active agents in the United States, Canada, Mexico, the Caribbean, Central and South America.

LandAmerica customers include mortgage lenders, real estate developers and brokers, attorneys, and homebuyers. In addition to title and closing services through numerous local subsidiaries and major title insurance underwriters—Commonwealth Land Title Insurance Company, Lawyers Title Insurance Corporation, and Transnation Title Insurance Company—LandAmerica also provides services on a national basis through several business divisions including:

*LandAmerica National Commercial Services*
Providing commercial real estate professionals coordinated due diligence, title, and real estate-related services on complex, multi-property transactions

*LandAmerica Exchange Services*
Providing products and services to facilitate tax-deferred 1031 property exchanges as defined by the Internal Revenue Code

*LandAmerica OneStop*
Providing web-based, single-source coordination of title and real estate services for large regional and national lenders

*LandAmerica Default Services*
Providing lenders and mortgage servicers with comprehensive default services, real estate-owned management, and reconveyance processing

LandAmerica

## TO OUR SHAREHOLDERS

2002 was the best single year in our company's history. While our operating performance was noteworthy, we are reminded of our role in the United States' economy. By providing real estate transaction services and title insurance, LandAmerica helped millions of families, corporations, and investors conduct the business of real estate. We at LandAmerica take pride that in 2002 our company played a key role in supporting the housing sector of the national economy, and that the strong housing sector helped ease the recession and improve our country's financial stability.

LandAmerica's revenues reached an all-time high of over $2.5 billion in 2002. We also generated over $228 million in cash flow from operations and almost $150 million in net income or $8.04 per diluted share.

Recognizing the increasing importance of balance in creating shareholder value, mid-year we increased our quarterly dividend rate by 40 percent and by year-end we repurchased 507,150 shares of stock. Since 1999, LandAmerica has reduced its outstanding shares by 10 percent through stock repurchase programs, which we believe deliver good value to our shareholders through the accretion of earnings per share. Our commitment to repurchasing shares continues in 2003, as the Board of Directors has approved an additional repurchase of 1.25 million shares, allocating $40 million to the program.

### MARKET FOCUS

In 2002, we introduced LandAmerica Default Services, a new division that allows lenders and mortgage servicers to outsource the technology and personnel costs of default services and reconveyance processing. We also announced the growth of key products such as *RapidTract* property reports expanding into Southern California; *InspecTech* property inspection services being introduced in Florida and around Chicago, and the introduction of *SureShot,* an automated valuation product using real estate data from the Multiple Listing Service.

We formed a joint venture with *eAppraiseIT* to create the nation's largest provider of real estate valuation services. This venture also provides appraisal fulfillment for our OneStop division, allowing further consolidation and streamlining of OneStop's operations. Also during the year, we continued our program of agency acquisitions around the country, including an acquisition in Puerto Rico that further expanded our Caribbean presence.



*Chairman Charles H. Foster, Jr. and President Janet A. Alpert*

OPERATING REVENUES
Year End 1998-2002
($ in millions)



$1799.5
$2000.0
$1751.3
$2119.5
$2533.5
1998
1999
2000
2001
2002


And, early in 2003 LandAmerica entered into a joint venture with three major agents in Utah, to create a state-of-the-art production center in Salt Lake City.

On the commercial side, we introduced a new International Commercial Services division to focus on opportunities in Europe, and we acquired National Assessment Corporation, expanding our due diligence capabilities in addition to our traditional title insurance, appraisal and closing services. Early in 2003, LandAmerica acquired two of the leading commercial title agencies in the country, New York Land Services, Inc. in New York City, and Land Title Agency, Inc., which operates in New Jersey.

## THE LANDAMERICA BRAND

As a company reliant on the real estate industry, we are always aware that a shift in the real estate cycle or other economic factors can have a vast affect on our earnings. Over the past few years, we have been realigning our company to be more flexible and aware of our market, as well as one that relies on responsible fiscal management, regardless of industry conditions. And because we are committed to increasing our growth into non-title related businesses, we recognize we must increase customer and public awareness of LandAmerica nationwide.

Launched internally in mid-2002, the new LandAmerica brand has generated the type of excitement and momentum that makes our leadership roles rewarding. For almost a year, including extensive internal and external research on the matter, a dedicated and multi-talented team of employees "worked" the LandAmerica brand. We decided on a new look: our bold, proud, red, white and blue. We established a more accurate and meaningful way of identifying ourselves: from the old "title insurance" to the new "real estate transaction services." It was a national campaign, and we took our new look and brand message to all our markets, including re-introducing ourselves to the New York Stock Exchange—which we did on December 11, when we rang the closing bell.

Offices or companies known locally as Commonwealth, Lawyers Title or Transnation now incorporate LandAmerica with their identities and everyone uses the same logo components.



Lawyers Title
LandAmerica
Transnation
LandAmerica
Commonwealth


*Our new brandmark can be seen on a wide variety of sales and marketing items.*

Wherever you go across the country and wherever we do business, our new LandAmerica brandmark stands out to symbolize the LandAmerica experience: the delivery of consistent, exceptional customer service to the business of real estate transactions.

## CUSTOMER SERVICE

While the title insurance business has long been typecast as a product industry, it's actually a business where the true value perceived by the customer is a service experience. A survey commissioned by LandAmerica in 2002 revealed that homebuyers—the end consumers—are still finding the closing or escrow process confusing. Thirty-six percent of those surveyed had experienced closing delays. Forty-two percent admitted they are uncomfortable with the title insurance process.

Our customers are the brokers, agents, builders, lawyers, lenders, and anyone who works with the real estate buyer or seller. For LandAmerica to shine, we must deliver quality service to our customers, who then can provide the same for *their* customers, and this can only be achieved through exemplary customer relationships.

While service has always been a priority at LandAmerica, in 2003 we are strengthening this commitment by creating new, more intensive training programs in the tenets of quality service. We're developing metrics to measure—and reward—exceptional customer service. We're investing in technology that will allow our customers real-time, immediate access to place or check the status of a title order, appraisal, or any item on a typical checklist of closing documents. In this year, and beyond, our enhanced emphasis on customer service combined with the high quality of products, services and conduct already in place, will improve our company and serve as the basis for continued success.


PRO FORMA NET INCOME/CASH FLOW FROM OPERATIONS
Year End 1993-2002
($ in millions)
NET INCOME
CASH FLOW FROM OPERATIONS
$29.0
$18.8
1993
$6.8
$6.4
1994
$17.1
$18.3
1995
$36.5
$33.2
1996
$26.2
$18.8
1997
$100.5
$165.1
1998*
ACQUISITION
$54.3
$104.8
1999
$35.5
$88.1
2000*
$94.2
$137.5
2001*
$158.0
$228.1
2002*

*Pro forma net income for 1998 excludes a pre-tax charge of $11.5 million ($7.5 million net of tax) for assimilation costs. Pro forma net income for 2000 excludes pre-tax charges of $177.8 million ($113.8 million after tax) for write-off of goodwill and $3.1 million ($2.0 million after tax) for exit and termination costs. Pro forma net income for 2001 excludes pre-tax charges of $51.4 million and $1.7 million ($32.9 million and $1.1 million, net of tax) for write-offs of intangibles and capitalized software and exit and termination costs. Pro forma net income for 2002 excludes pre-tax charges of $13.4 million ($8.7 million, net of tax) for exit and termination costs.


LandAmerica
Lawyers Title

*Since launching our new brandmark, offices or companies known locally as Commonwealth, Lawyers Title or Transnation now incorporate LandAmerica with their identities and everyone uses consistent logo components.*

PRO FORMA DILUTED EARNINGS PER SHARE
Year End 1998–2002
($ in millions)


$5.05
$2.79
$1.94
$5.06
$8.51
1998*
1999
2000*
2001*
2002*
ACQUISITION

*Pro forma net income for 1998 excludes a pre-tax charge of $11.5 million ($7.5 million net of tax) for assimilation costs. Pro forma net income for 2000 excludes pre-tax charges of $177.8 million ($113.8 million after tax) for write-off of goodwill and $3.1 million ($2.0 million after tax) for exit and termination costs. Pro forma net income for 2001 excludes pre-tax charges of $51.4 million and $1.7 million ($32.9 million and $1.1 million, net of tax) for write-offs of intangibles and capitalized software and exit and termination costs. Pro forma net income for 2002 excludes pre-tax charges of $13.4 million ($8.7 million, net of tax) for exit and termination costs.

## ORGANIZATION AND TALENT MANAGEMENT

From an organizational standpoint, we began implementing our new, market-focused strategic direction with several new executive assignments. First, Ted Chandler has become Chief Operating Officer. Over the past several years, Ted provided leadership for our company's new strategic focus, so this move will allow the tactical integration of our strategy with operations. We also named Bob Palmer to the position of Chief Information Officer. Formerly president of Elliptus Technologies, LandAmerica's wholly-owned technology subsidiary, Bob will continue his responsibilities for information technology, systems development and infrastructure, and he will also provide an increased focus on the integration of technology resources into operations.

To better support our agency relationships, we appointed Ken Astheimer Executive Vice-President – Agency Services. With almost 30 years at LandAmerica, Ken's experience will provide just the right guidance to grow agency revenue and develop new affiliated business relationships. And, to focus more attention on the development of new products and services, we appointed Jeff Vaughan, another seasoned veteran, as Executive Vice-President – Market Development. From executive positions outside the company we hired Bill Thornton as Executive Vice-President – Marketing Resources, and Ross Dorneman as Executive Vice-President – Human Resources.

**SHAREHOLDERS' EQUITY**
Year End 1998-2002
*($ in millions)*


$771.2
$730.7
$664.1
$727.5
$863.6
1998
1999
2000
2001
2002

**TOTAL ASSETS**
Year End 1998-2002
*($ in millions)*

| 1998 | 1999 | 2000 | 2001 | 2002 |
|---|---|---|---|---|
| $1692.4 | $1657.9 | $1619.0 | $1707.5 | $1910.8 |

Talent management has become a top priority for LandAmerica because we know that top talent delivers and drives superior results. Our talent management strategy is to strengthen the corporation's overall talent pool through more rigorous performance assessments, a renewed emphasis on development plans and succession planning and the establishment of specific and measurable talent management objectives. At LandAmerica, we believe that the attraction, retention and development of high quality people is essential to a superb bottom line, as well as to differentiating ourselves from the competition.

## OUR THANKS

As we look forward to the rest of 2003 and beyond, we anticipate that while the real estate cycle may eventually find its downturn, we have taken the appropriate steps to manage carefully through it. It has truly been an incredible and fulfilling year. To you, our shareholders, as well as to our customers, partners, agents, and employees, thank you again for your investment, trust, and confidence. Together we have accomplished much, and with help from our programs dedicated to market focus, customer service, branding, and talent management as well as with your continued support, we know we will develop as a national leader in the real estate transaction services industry.

Sincerely,

CHARLES H. FOSTER, JR.
Chairman and Chief Executive Officer

JANET A. ALPERT
President

February 18, 2003



# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

## GENERAL

**Critical Accounting Policies and Estimates**
This discussion and analysis of LandAmerica's financial condition and results of operations is based upon its consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Company's significant accounting policies are disclosed in Note 1 to the accompanying financial statements. The Company believes that the following are its most critical accounting policies:

- **Revenue Recognition.** Premiums on title insurance written by the Company's employees are recognized as revenue when the Company is legally or contractually entitled to collect the premium. Premiums on insurance written by independent agents are generally recognized when reported by the agent and recorded on a "gross" versus "net" basis. Agency premiums are typically remitted to the Company 90 days after the close of the real estate transaction. Title search and escrow fees are recorded as revenue when an order is closed.

- **Policy and Contract Claims.** A provision for estimated future claims payments is recorded at the time policy revenue is recorded. Payment experience for the Company and the industry extends for more than 20 years after the issuance of a policy. Due to the length of time over which claim payments are made and regularly occurring changes in underlying economic conditions, these estimates are subject to variability. As general economic conditions decline, claims experience has been shown to deteriorate leading to increases in such losses as mechanics' liens and defalcations. These factors tend to diminish as economic conditions improve. Loss provision rates are reviewed periodically and adjusted by management as experience develops or new information becomes known. In establishing loss provision rates, management considers historical experience, current economic conditions and the mix of business. The Company's independent consulting actuaries perform projections of required reserves as considered necessary during the year and at year end. These projections are compared to recorded reserves to evaluate the adequacy of such recorded reserves and any necessary adjustments are included in current operations.

- **Long-Lived Assets.** The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If indicators of impairment are present, the Company estimates the future cash flows expected to be generated from the use of those assets and their eventual disposal. The Company would recognize an impairment loss if the future cash flows were less than the carrying amount.

- **Deferred Tax Asset.** The Company recorded net deferred tax assets at December 31, 2002 and 2001 related primarily to policy and contract claims, the write-off of intangibles and employee benefit plans. Based upon the Company's historical results of operations, the existing financial condition of the Company and management's assessment of all other available evidence, management believes that the benefit of these assets will more likely than not be realized. A valuation allowance is provided for deferred tax assets if it is more likely than not that some portion or all of these items will expire before the Company is able to realize their benefit.

- **Goodwill.** On January 1, 2002 the Company adopted the Financial Accounting Standards Board ("FASB") Statements of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Under these rules, goodwill (and intangible assets deemed to have indefinite lives) is no longer amortized but is subject to annual impairment tests in accordance with the Statements. Prior to July 1, 2001, goodwill was subject to periodic amortization on a straight-line basis over its estimated life. Other intangible assets will continue to be amortized over their useful lives.

  During the fourth quarter of 2000 before adoption of SFAS No. 142, the Company changed its method for assessing the recoverability of goodwill not associated with impaired assets from an undiscounted cash flow approach to a discounted cash flow approach and wrote off a portion of its recorded goodwill (See Note 2 to Consolidated Financial Statements).

- **Pension.** The Company sponsors a defined benefit pension plan which is valued by an actuary annually. The valuation is dependent on significant assumptions. One significant assumption is that of the expected long-term rate of return on plan assets. The use of expected long-term rates of return may result in recognized returns that are greater or less than actual returns in any given year. Over time the expected returns are used to approximate actual long-term returns which result in a pattern of expense recognition that more closely matches the service lives of typical employees. The Company uses long-term and actual historical returns, its asset mix and future estimates of long-term investment returns to develop its long-term return for plan assets.

  Another significant assumption in valuing the pension

liability is the discount rate. The discount rate utilized is based on rates available on high quality fixed income debt instruments available at the end of each year.

### Overview

The Company's primary business is the provision of real estate transaction services, including the insurance of titles to real property, which is greatly influenced by the real estate economy. During the three-year period from 2000 through 2002, the Company's title operations benefited from three distinct factors. Operations were expanded through the acquisition of title insurance agents, expenses were tightly monitored and controlled and the economic environment for the Company's products improved.

During 2000, the Company decided to place increased emphasis on other products and services related to real estate transactions. As a result, in October 2000, the Company acquired Primis, Inc., a web-based provider of real estate services. In 2001, the acceptance of Primis' technology by the Company's customer base proved to be much slower than anticipated, necessitating a fourth quarter non cash write-off of intangibles, including goodwill, acquired in the acquisition.

In 2002 the Company decided to exit its residential appraisal business. In connection with that decision, the Company recorded exit and termination costs of $13.4 million.

### Revenues

The Company's operating revenues, consisting of premiums, title search, escrow and other fees, are dependent on overall levels of real estate and mortgage refinance activity, which are influenced by a number of factors including interest rates and the general state of the economy. In addition, the Company's revenues are affected by the Company's sales and marketing efforts and its strategic decisions based on the rate structure and claims environment in particular markets.

Premiums and fees are determined both by competition and by state regulation. Revenues from direct title operations are recognized at the time real estate transactions close, which is generally 60 to 90 days after the opening of a title order. Operating revenues from independent agents are recognized when the issuance of a policy is reported to the Company by an agent. This typically results in delays averaging 90 days from the closing of real estate transactions until the recognition of revenues from agents. As a result, there can be a significant lag between changes in general real estate activity and their impact on the portion of the Company's revenues attributable to agents.

In addition to the premiums and related fees, the Company earns investment income from its investment portfolio of primarily fixed-maturity securities. Investment income includes dividends and interest as well as realized capital gains or losses on the portfolio. The Company regularly reexamines its portfolio strategies in light of changing earnings or tax situations.

### Factors Affecting Profit Margins and Pre-Tax Profits

The Company's profit margins are affected by several factors, including the volume of real estate and mortgage refinance activity, policy amount and the nature of real estate transactions. Volume is an important determinant of profitability because the Company, like any other real estate services company, has a significant level of fixed costs arising from personnel, occupancy costs and maintenance of title plants. Because premiums are based on the face amount of the policy, larger policies generate higher premiums although expenses of issuance do not necessarily increase in proportion to policy size. Cancellations affect profitability because costs incurred both in opening and in processing orders typically are not offset by fees. Commercial transactions tend to be more profitable than residential transactions.

The Company's largest expense is commissions paid to independent agents. The Company regularly reviews the profitability of its agents, adjusting commission levels or canceling certain agents where profitability objectives are not being met and expanding operations where acceptable levels of profitability are available. The Company continually monitors its expense ratio, which is the sum of salaries and employee benefits, agency commissions and other expenses (exclusive of interest, goodwill, exit and termination costs and write-off of intangibles) expressed as a percentage of operating revenues.

Generally, title insurance claim rates are lower than other types of insurance because title insurance policies insure against prior events affecting the quality of real estate titles, rather than against unforeseen, and therefore less predictable, future events. See "Critical Accounting Policies and Estimates – Policy and Contract Claims" for further discussion.

### Seasonality

Historically, residential real estate activity has been generally slower in the winter, when fewer families buy or sell homes, with increased volumes in the spring and summer. Residential refinancing activity is generally more uniform throughout the seasons, but is subject to interest rate variability. The Company typically reports its lowest revenues in the first quarter, with revenues increasing into the second quarter and through the third quarter. The fourth quarter customarily may be as strong as the third quarter, depending on the level of activity in the commercial real estate market.

In the 2000 through 2002 period, the typical seasonality of the title insurance business was influenced by changes in the levels of refinancing activity. For additional information, see "Item 1 – Business – Cyclicality and Seasonality."

### Contingencies

For a discussion of pending legal proceedings, see "Item 3 – Legal Proceedings."

## RESULTS OF OPERATIONS

*Comparison of Years Ended December 31, 2002, December 31, 2001 and December 31, 2000*

### Net Income

The Company reported net income of $149.4 million or $8.04 per share on a diluted basis for 2002, compared to a net income of $60.3 million or $3.24 per share on a diluted basis for 2001 which compared to a net loss of $80.8 million or $6.60 per share on a diluted basis in 2000. All three years were affected by one-time write-offs (discussed below) of intangibles and exit and termination costs. Exclusive of these items, net income was $158.0 million or $8.51 per diluted share in 2002, $94.2 million or $5.06 per diluted share in 2001 and $35.5 million or $1.94 per diluted share in 2000.

### Operating Revenues

Operating revenues for 2002 were $2.5 billion compared to $2.1 billion in 2001 and $1.8 billion in 2000. The revenue increase from 2000 to 2001 and from 2001 to 2002 was directly related to a drop in mortgage interest rates through the period. Average annual mortgage rates that were 8.1% in 2000 dropped to 7.0% in 2001 and dropped further in 2002 to 6.5%. Monthly mortgage rates were highest in May 2000 at 8.5% and the lowest in December 2002 at 6.0%. The lower mortgage interest rates allowed more individuals to purchase homes and encouraged the refinancing of mortgages. Direct revenue, exclusive of the discontinued Primis appraisal operation, increased $148.0 million or 15.4% in 2002 over 2001 while agency revenue increased $295.2 million or 26.6% between the same periods. In 2001 compared to 2000, direct revenue, exclusive of the discontinued Primis operations, increased $201.5 million or 26.6% and agency revenue increased $121.6 million or 12.3%. Orders opened in company offices were 1,178,000 in 2002, 1,069,000 in 2001 and 680,000 in 2000.

### Investment Income

The Company reported pre-tax investment income of $53.0 million, $51.0 million and $51.1 million in 2002, 2001 and 2000, respectively. Excluding capital gains and losses, investment income was $51.7 million, $50.8 million and $51.4 million in 2002, 2001 and 2000, respectively. Although investment income was similar each year, it reflects an increase in average amounts invested offset by lower yields each year. The Company's investment portfolio consists of primarily fixed maturity securities whose income includes dividends and interest as well as realized gains and losses.

### Expenses

***Operating Expenses.*** The Company's expense ratio was 87.8% in 2002 compared to 90.5% in 2001 and 94.3% in 2000. Exclusive of the discontinued Primis operation, the expense ratio was 86.6%, 88.5% and 93.8% in 2002, 2001 and 2000, respectively. The improvement in the expense ratio in 2002 and 2001 reflects the ability of the Company to more efficiently utilize its fixed costs while controlling its variable costs as business volumes increase.

***Exit and Termination Costs.*** Exit and termination costs on a pre-tax basis of approximately $13.4 million, $1.7 million and $3.1 million were incurred in 2002, 2001 and 2000, respectively, in connection with the closing of Primis operations in 2002 and 2001 and the formation of a title plant management joint venture in 2000.

On June 1, 2002, the Company entered into a joint venture agreement with The First American Corporation to combine its residential real estate valuation operations. Under the terms of the agreement, the Company contributed its former Primis residential appraisal production division, which it acquired in 2000, to First American's *eAppraiseIT* subsidiary. In connection with the transaction, the Company exited the residential appraisal production business which had been unprofitable and recorded a charge of $14.1 million for exit, termination and other costs during the second quarter of 2002.

***Write-off of Intangibles.*** During the fourth quarter of 2001, the Company made a decision to scale back and write down prior investments in specific technology and appraisal business initiatives that resulted in two one-time charges. The first of these was a non-cash pre-tax charge of approximately $11.2 million resulting from the Company's decision to stop development of *TitleQuest,* its back office title production software. The second item is a one-time non-cash pre-tax charge of $40.2 million related to impairment of acquisition related intangibles that resulted from the Primis acquisition. The Primis acquisition experienced performance levels below forecast due to slower than anticipated acceptance of its technology by the Company's customer base.

In the fourth quarter of 2000, prior to the adoption of SFAS 142 discussed below under Accounting Changes, the Company elected to change its accounting policy for assessing the recoverability of goodwill from one based on undiscounted cash flows to one based on discounted cash flows. The Company believes that using the discounted cash flow approach to assess recoverability is a preferable policy as it is consistent with the methodology used by the Company to evaluate investment and acquisition decisions (See Note 2 to Consolidated Financial Statements). In connection with this change, the Company incurred a non-cash pre-tax charge of $172.5 million.

***Salaries and Employee Benefits.*** Personnel-related expenses are a significant portion of total operating expenses in the title insurance industry. These expenses require intensive management through changing real estate cycles. As a percentage of gross revenues, salary and related expenses were 27.3%, 30.2% and 29.4% in 2002, 2001 and 2000, respectively. These percentages, exclusive of the Primis operations, were 26.8%, 28.5% and 29.2% in 2002, 2001 and 2000, respectively. Staffing levels, excluding those attributable to the discontinued Primis operations, were 10,042, 9,069 and 7,755 at December 31, 2002, 2001 and 2000, respectively.

***Agents' Commissions.*** Commissions paid to title insurance agents are the largest single expense incurred by the Company. The commission rate varies by geographic area in which the commission was earned. Commissions as a percentage of agency revenue were 79.5% in 2002, 78.9% in 2001 and 78.3% in 2000. The trend of increasing commission rates is attributable to increased competition for agents and an increase in commission rates promulgated by states.

***General, Administrative and Other Expenses.*** The most significant components of other expenses are outside costs of title production, rent for office space, communications, travel and taxes levied by states on premiums.

*Provision for Policy and Contract Claims.* The loss ratio (the provision for policy and contract claims as a percentage of operating revenues) was 4.2%, 4.0% and 4.4% in 2002, 2001, and 2000, respectively. Claims paid as a percentage of operating revenues were 3.7%, 3.7% and 4.3% in 2002, 2001 and 2000, respectively. The Company's loss experience benefited in 2002 and 2001 from lower than expected payment levels on recent issue years which included a high proportion of refinance business.

### Income Taxes

The Company pays U.S. federal and state income taxes based on laws in the jurisdictions in which it operates. The effective tax rates reflected in the income statement for 2002, 2001 and 2000 differ from the U.S. federal statutory rate principally due to non-taxable interest, dividend deductions, meals and entertainment and company-owned life insurance.

At December 31, 2002 the Company had recorded gross deferred tax assets of $145.8 million related primarily to policy and contract claims, intangibles and employee benefit plans.

A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefit, or that future deductibility is uncertain. The Company did not record a valuation allowance at either December 31, 2002 or 2001. The Company reassesses the realization of deferred assets quarterly and, if necessary, adjusts its valuation allowance accordingly.

### Accounting Changes

On January 1, 2002 the Company adopted SFAS No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Under these new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

During 2002 the Company performed the required initial test for impairment as required by SFAS No. 142. The test performed indicated that no goodwill impairment existed at January 1, 2002. Application of the nonamortization provisions resulted in net income of $6.6 million ($0.36 per diluted share) in 2002.

Also on January 1, 2002 the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144") which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. Adoption of the standard did not have an impact on the Company's financial position and results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, which amends SFAS No. 123, Accounting for Stock-Based Compensation, SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The transition rules of this standard are not applicable since the Company continues to account for stock-based compensation under the guidance of APB Opinion 25. See Note 6 in the Notes to Consolidated Financial Statements for further discussion of the Company's stock based plans.

In June 2002, FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which is effective for periods after December 31, 2002. The statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred. Previously, these liabilities were required to be accrued at the time management committed to an activity. Costs required to be accrued included but are not limited to termination benefits provided to current employees that are involuntarily terminated, costs to terminate a contract that is not a capital lease, and costs to consolidate facilities or relocate employees.

### Liquidity and Capital Resources

Cash provided by operating activities for the years ended December 31, 2002, 2001, and 2000 was $228.1 million, $137.5 million and $88.1 million, respectively. As of December 31, 2002, the Company held cash and invested cash of $225.9 million and fixed-maturity securities of $991.5 million.

In February 2003, the Board of Directors approved a program allocating $40.0 million to repurchase up to 1.25 million shares or 7% of the Company's existing stock over the following 12 months.

In December 2001, the Board of Directors approved a program allocating $25.0 million to repurchase up to 1.25 million shares or 7% of the Company's outstanding stock over the following twelve months. The Company implemented this program in December 2001 and by December 31, 2002 the Company had repurchased 510,750 shares at a cost of $16.4 million.

In 1999, the Board of Directors approved plans to repurchase 2.0 million of the Company's issued and outstanding common shares. Purchases of 2.0 million shares at a cost of $48.3 million were completed during the first quarter of 2000.

During the first six months of 2001, 2.2 million shares of the Company's preferred stock were converted to 4.8 million shares of common stock. This conversion decreased the amount of preferred dividends paid by $7.7 million on an annual basis. The new common shares will require dividends of the same rate paid on all other outstanding common shares.

On August 31, 2001, the Company issued $150.0 million of senior notes through a private placement. The notes were divided into three series with $50.0 million due 2006 bearing interest at 7.16%, $50 million due 2008 bearing interest at 7.45% and $50 million due 2011 bearing interest at 7.88%. The proceeds of this private placement were used to repay outstanding debt under the Company's revolving credit facility.

In view of the historical ability of the Company to generate strong, positive cash flows, its strong cash position and its relatively conservative capitalization structure, management believes that the Company will have sufficient liquidity and adequate capital resources to meet both its short- and long-term capital needs. In addition, the Company has $114.5 million available under a credit facility which was unused at December 31, 2002.

### Interest Rate Risk

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates. For investment securities, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. Actual cash flows could differ from the expected amounts.

The Company also has long-term debt of $188.5 million bearing interest at an average rate of 6.29% at December 31, 2002. A 0.25% change in the interest rate would affect income before income taxes by approximately $0.5 million annually.

## INTEREST RATE SENSITIVITY

*Principal Amount by Expected Maturity – Average Interest Rate (dollars in thousands)*

| | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 and After | Total | Fair Value |
|---|---|---|---|---|---|---|---|---|
| Assets: | | | | | | | | |
| Taxable available-for-sale securities: | | | | | | | | |
| Book value | $ 35,266 | $ 29,612 | $ 49,413 | $ 45,122 | $ 53,980 | $ 315,272 | $ 528,665 | $ 558,899 |
| Average yield | 5.7% | 5.6% | 6.6% | 5.7% | 5.4% | 6.0% | 5.9% | |
| Non-taxable available-for-sale securities: | | | | | | | | |
| Book value | 16,760 | 25,348 | 32,239 | 20,057 | 25,333 | 279,738 | 399,475 | 423,744 |
| Average yield | 4.8% | 4.0% | 4.3% | 4.5% | 4.3% | 4.7% | 4.6% | |
| Preferred stock: | | | | | | | | |
| Book value | 58 | — | — | 86 | 556 | 8,319 | 9,019 | 8,851 |
| Average yield | 8.7% | — | — | 10.1% | 8.9% | 3.6% | 4.0% | |

### Forward-Looking and Cautionary Statements

Certain information contained in this Annual Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Among other things, these statements relate to the financial condition, results of operation and business of the Company. In addition, the Company and its representatives may from time to time make written or oral forward-looking statements, including statements contained in other filings with the Securities and Exchange Commission and in its reports to shareholders. These forward-looking statements are generally identified by phrases such as "the Company expects," "the Company believes" or words of similar import. These forward-looking statements involve certain risks and uncertainties and other factors that may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Further, any such statement is specifically qualified in its entirety by the cautionary statements set forth in the following paragraph.

In connection with the title insurance industry in general, factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include the following: (i) the costs of producing title evidence are relatively high, whereas premium revenues are subject to regulatory and competitive restraints; (ii) real estate activity levels have historically been cyclical and are influenced by such factors as interest rates and the condition of the overall economy; (iii) the value of the Company's investment portfolio is subject to fluctuation based on similar factors; (iv) the title insurance industry may be exposed to substantial claims by large classes of claimants and (v) the industry is regulated by state laws that require the maintenance of minimum levels of capital and surplus and that restrict the amount of dividends that may be paid by the Company's insurance subsidiaries without prior regulatory approval.

The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

The information set forth in the following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto.

## SELECTED FINANCIAL DATA

YEARS ENDED DECEMBER 31 (In thousands of dollars except per common share amounts)

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Revenues | $ 2,586,550 | $ 2,170,477 | $ 1,802,405 | $ 2,048,013 | $ 1,848,870 |
| Net income | 149,352 | 60,266[2] | (80,766)[1] | 54,317 | 93,028 |
| Net income per common share | 8.10 | 3.42 | (6.60) | 3.21 | 6.13 |
| Net income per common share assuming dilution | 8.04 | 3.24 | (6.60) | 2.79 | 5.05 |
| Dividends per common share | 0.24 | 0.20 | 0.20 | 0.20 | 0.20 |
| Total assets | 1,910,832 | 1,707,481 | 1,618,957 | 1,657,921 | 1,692,358 |
| Shareholders' equity | 863,620 | 727,493 | 644,100 | 730,703 | 771,189 |

(1) The net loss reported by the Company for the fiscal year ended December 31, 2000 resulted from a change in the Company's method of assessing the recoverability of goodwill (not associated with impaired assets) during the fourth quarter of 2000 which resulted in net of tax charges of $110,369. See Note 2 to the Consolidated Financial Statements.

(2) In the fourth quarter of 2001, the Company reassessed the carrying value of intangibles and capitalized software which resulted in net of tax charges to earnings of $32,893. See Note 15 to the Consolidated Financial Statements.

## QUARTERLY STOCK PRICES AND DIVIDENDS

| | Price Range | | | | Price Range | | |
|---|---|---|---|---|---|---|---|
| Year Ended December 31, 2001 | High | Low | Dividends | Year Ended December 31, 2002 | High | Low | Dividends |
| First Quarter | $50.45 | $30.75 | $0.05 | First Quarter | $34.63 | $25.55 | $0.05 |
| Second Quarter | $37.00 | $26.50 | $0.05 | Second Quarter | $36.85 | $29.19 | $0.05 |
| Third Quarter | $37.09 | $29.09 | $0.05 | Third Quarter | $36.70 | $25.25 | $0.07 |
| Fourth Quarter | $35.69 | $23.20 | $0.05 | Fourth Quarter | $38.30 | $29.60 | $0.07 |

## REPORT OF INDEPENDENT AUDITORS

**The Board of Directors and Shareholders, LandAmerica Financial Group, Inc.**

We have audited the accompanying consolidated balance sheets of LandAmerica Financial Group, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LandAmerica Financial Group, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, in 2000 the Company changed its method for assessing the recoverability of goodwill. Also, as explained in Note 17 to the financial statements, in 2002 the Company changed its method of accounting for goodwill and intangible assets.

Ernst + Young LLP

Richmond, Virginia
February 18, 2003

# CONSOLIDATED BALANCE SHEETS

**LandAmerica Financial Group, Inc. and Subsidiaries**
DECEMBER 31 (In thousands of dollars)

| **ASSETS** | **2002** | 2001 |
|---|---|---|
| INVESTMENTS (Note 3): | | |
| Fixed maturities available-for-sale – at fair value (amortized cost: 2002 – $937,159; 2001 – $865,354) | **$ 991,494** | $ 874,270 |
| Equity securities – at fair value (cost: 2002 – $23,395) | **23,669** | — |
| Mortgage loans (less allowance for doubtful accounts: 2002 – $119; 2001 – $176) | **1,172** | 1,536 |
| Invested cash | **183,517** | 133,185 |
| Total Investments | **1,199,852** | 1,008,991 |
| CASH | **42,363** | 35,585 |
| NOTES AND ACCOUNTS RECEIVABLE: | | |
| Notes (less allowance for doubtful accounts: 2002 – $4,454; 2001 – $5,278) | **10,109** | 8,773 |
| Accounts receivable (less allowance for doubtful accounts: 2002 – $6,102; 2001 – $8,058) | **69,549** | 58,564 |
| Total Notes and Accounts Receivable | **79,658** | 67,337 |
| PROPERTY AND EQUIPMENT – at cost (less accumulated depreciation and amortization: 2002 – $136,438; 2001 – $123,301) | **60,851** | 62,015 |
| TITLE PLANTS | **96,995** | 96,580 |
| GOODWILL (Notes 2 and 17) | **201,658** | 190,702 |
| DEFERRED INCOME TAXES (Note 8) | **111,883** | 142,543 |
| OTHER ASSETS | **117,572** | 103,728 |
| Total Assets | **$ 1,910,832** | $ 1,707,481 |

DECEMBER 31 (In thousands of dollars)

| **LIABILITIES** | **2002** | 2001 |
|---|---|---|
| POLICY AND CONTRACT CLAIMS (Notes 4 and 5) | **$ 574,467** | $ 561,438 |
| ACCOUNTS PAYABLE AND ACCRUED EXPENSES | **243,284** | 187,308 |
| FEDERAL INCOME TAXES | **17,549** | 3,653 |
| NOTES PAYABLE (Note 12) | **188,476** | 208,595 |
| OTHER | **23,436** | 18,994 |
| Total Liabilities | **1,047,212** | 979,988 |
| COMMITMENTS AND CONTINGENCIES (Notes 11 and 13) | | |
| **SHAREHOLDERS' EQUITY** (Notes 6 and 7) | | |
| Common stock, no par value, 45,000,000 shares authorized, shares issued and outstanding: 2002 – 18,348,944; 2001 – 18,583,937 | **509,540** | 521,795 |
| Accumulated other comprehensive loss | **(198)** | (3,647) |
| Retained earnings | **354,278** | 209,345 |
| Total Shareholders' Equity | **863,620** | 727,493 |
| Total Liabilities and Shareholders' Equity | **$ 1,910,832** | $ 1,707,481 |

*See Notes to Consolidated Financial Statements.*

# CONSOLIDATED STATEMENTS OF OPERATIONS

**LandAmerica Financial Group, Inc. and Subsidiaries**

YEARS ENDED DECEMBER 31 (In thousands of dollars except per common share amounts)

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| REVENUES | | | |
| Title and other operating revenues: | | | |
| Direct operations | **$ 1,129,598** | $ 1,010,715 | $ 764,133 |
| Agency operations | **1,403,946** | 1,108,759 | 987,137 |
| | **2,533,544** | 2,119,474 | 1,751,270 |
| Investment income (Note 3) | **51,691** | 50,789 | 51,406 |
| Gain (loss) on sales of investments (Note 3) | **1,315** | 214 | (271) |
| | **2,586,550** | 2,170,477 | 1,802,405 |
| EXPENSES (Notes 2, 4, 5, 10, 11 and 12) | | | |
| Salaries and employee benefits | **691,345** | 640,149 | 515,329 |
| Agents' commissions | **1,116,214** | 874,757 | 772,939 |
| Provision for policy and contract claims | **105,817** | 83,819 | 76,889 |
| Exit and termination costs | **13,370** | 1,685 | 3,079 |
| Write-off of intangibles and capitalized software | — | 51,396 | 177,774 |
| Interest expense | **12,379** | 12,766 | 13,614 |
| General, administrative and other | **417,653** | 411,740 | 370,918 |
| | **2,356,778** | 2,076,312 | 1,930,542 |
| INCOME (LOSS) BEFORE INCOME TAXES | **229,772** | 94,165 | (128,137) |
| INCOME TAX EXPENSE (BENEFIT) (Note 8) | | | |
| Current | **54,574** | 35,245 | 8,871 |
| Deferred | **25,846** | (1,346) | (56,242) |
| | **80,420** | 33,899 | (47,371) |
| NET INCOME (LOSS) | **149,352** | 60,266 | (80,766) |
| DIVIDENDS – PREFERRED STOCK | — | (145) | (7,700) |
| NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS | **$ 149,352** | $ 60,121 | $ (88,466) |
| NET INCOME (LOSS) PER COMMON SHARE (Note 9) | **$ 8.10** | $ 3.42 | $ (6.60) |
| WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING | **18,438** | 17,574 | 13,397 |
| NET INCOME (LOSS) PER COMMON SHARE ASSUMING DILUTION (Note 9) | **$ 8.04** | $ 3.24 | $ (6.60) |
| WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING ASSUMING DILUTION | **18,580** | 18,617 | 13,397 |

*See Notes to Consolidated Financial Statements.*

# CONSOLIDATED STATEMENTS OF CASH FLOWS

**LandAmerica Financial Group, Inc. and Subsidiaries**
YEARS ENDED DECEMBER 31 (In thousands of dollars)

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income (loss) | **$ 149,352** | $ 60,266 | $ (80,766) |
| Depreciation and amortization | **17,799** | 34,640 | 35,818 |
| Amortization of bond premium | **4,111** | 2,942 | 1,992 |
| Write-off of intangibles and capitalized software (Note 2) | — | 51,396 | 177,774 |
| Realized investment (gains) losses | **(1,315)** | (214) | 271 |
| Deferred income tax | **25,846** | (1,346) | (56,242) |
| Change in assets and liabilities, net of businesses acquired: | | | |
| Notes receivable | **(1,336)** | 2,238 | 1,690 |
| Premiums receivable | **(9,172)** | (21,707) | (1,181) |
| Income taxes receivable/payable | **13,896** | 8,132 | (223) |
| Policy and contract claims | **13,029** | 4,640 | 2,348 |
| Accounts payable and accrued expenses | **15,836** | (7,726) | 13,816 |
| Other | **86** | 4,215 | (7,193) |
| Net cash provided by operating activities | **228,132** | 137,476 | 88,104 |
| Cash flows from investing activities: | | | |
| Purchase of property and equipment, net | **(15,844)** | (35,439) | (14,117) |
| Proceeds from sale-leaseback of furniture and equipment (Note 10) | — | 10,000 | 5,996 |
| Purchase of business, net of cash acquired (Note 14) | **(13,169)** | (16,540) | (48,230) |
| Change in cash surrender value of life insurance | **1,650** | 2,918 | (4,827) |
| Cost of investments acquired: | | | |
| Fixed maturities – available-for-sale | **(523,244)** | (378,018) | (263,837) |
| Equity securities | **(24,629)** | — | (1,008) |
| Proceeds from investment sales or maturities: | | | |
| Fixed maturities – available-for-sale | **447,111** | 313,521 | 224,298 |
| Equity securities | **1,166** | — | — |
| Change in mortgage loans | **364** | 8,116 | (2,528) |
| Net cash used in investing activities | **(126,595)** | (95,442) | (104,253) |
| Cash flows from financing activities: | | | |
| Proceeds from the exercise of options | **4,011** | 5,923 | 3,037 |
| Cost of common shares repurchased | **(16,266)** | (97) | (4,906) |
| (Repayment of) Proceeds from cash surrender value loan | **(6,966)** | (4,893) | 731 |
| Dividends paid | **(4,419)** | (3,764) | (10,391) |
| Proceeds from issuance of notes payable | **1,574** | 160,322 | — |
| Payments on notes payable | **(22,361)** | (154,106) | (12,955) |
| Net cash provided by (used in) financing activities | **(44,427)** | 3,385 | (24,484) |
| Net increase (decrease) in cash and invested cash | **57,110** | 45,419 | (40,633) |
| Cash and invested cash at beginning of year | **168,770** | 123,351 | 163,984 |
| Cash and invested cash at end of year | **$ 225,880** | $ 168,770 | $ 123,351 |

*See Notes to Consolidated Financial Statements.*

# CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

**LandAmerica Financial Group, Inc. and Subsidiaries**

YEARS ENDED DECEMBER 31 (In thousands of dollars except per common share amounts)

| | Preferred Stock | | Common Stock | | Accumulated Other Comprehensive | Retained | Total Shareholders' |
|---|---|---|---|---|---|---|---|
| | Shares | Amounts | Shares | Amounts | Income | Earnings | Equity |
| BALANCE – December 31, 1999 | 2,200,000 | $ 175,700 | 13,680,421 | $ 342,138 | $ (31,135) | $ 244,000 | $ 730,703 |
| Comprehensive income: | | | | | | | |
| Net loss | — | — | — | — | — | (80,766) | (80,766) |
| Other comprehensive income (Notes 3 and 6) | | | | | | | |
| Net unrealized gains on securities (Note 6) | — | — | — | — | 26,423 | — | 26,423 |
| | | | | | | | (54,343) |
| Common stock retired | — | — | (287,300) | (4,906) | — | — | (4,906) |
| Stock options and incentive plans | — | — | 125,198 | 3,037 | — | — | 3,037 |
| Preferred dividends (7%) | — | — | — | — | — | (7,700) | (7,700) |
| Common dividends ($0.20/share) | — | — | — | — | — | (2,691) | (2,691) |
| BALANCE – December 31, 2000 | 2,200,000 | 175,700 | 13,518,319 | 340,269 | (4,712) | 152,843 | 664,100 |
| Comprehensive income: | | | | | | | |
| Net income | — | — | — | — | — | 60,266 | 60,266 |
| Other comprehensive income (Notes 3 and 6) | | | | | | | |
| Net unrealized gains on securities, net of tax $3,121 (Note 6) | — | — | — | — | 10,507 | — | 10,507 |
| Minimum pension liability adjustment, net of tax $(5,310) (Note 10) | — | — | — | — | (9,442) | — | (9,442) |
| | | | | | | | 61,331 |
| Common stock retired | — | — | (3,600) | (97) | — | — | (97) |
| Stock options and incentive plans | — | — | 244,659 | 5,923 | — | — | 5,923 |
| Preferred stock conversion | (2,200,000) | (175,700) | 4,824,559 | 175,700 | — | — | — |
| Preferred dividends (7%) | — | — | — | — | — | (145) | (145) |
| *Common dividends ($0.20/share)* | — | — | — | — | — | (3,619) | (3,619) |
| BALANCE – December 31, 2001 | — | — | 18,583,937 | 521,795 | (3,647) | 209,345 | 727,493 |
| Comprehensive income: | | | | | | | |
| Net income | — | — | — | — | — | 149,352 | 149,352 |
| Other comprehensive income (Notes 3 and 6) | | | | | | | |
| Net unrealized gains on securities net of tax $15,992 (Note 6) | — | — | — | — | 29,701 | — | 29,701 |
| Minimum pension liability adjustment, net of tax $(14,986) (Note 10) | — | — | — | — | (26,252) | — | (26,252) |
| | | | | | | | 152,801 |
| Common stock retired | — | — | (507,150) | (16,266) | — | — | (16,266) |
| Stock options and incentive plans | — | — | 272,157 | 4,011 | — | — | 4,011 |
| Common dividends ($0.24/share) | — | — | — | — | — | (4,419) | (4,419) |
| BALANCE – December 31, 2002 | — | $ — | 18,348,944 | $ 509,540 | $ (198) | $ 354,278 | $ 863,620 |

*See Notes to Consolidated Financial Statements.*

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**LandAmerica Financial Group, Inc. and Subsidiaries**

YEARS ENDED DECEMBER 31, 2002, 2001, and 2000 (In thousands of dollars except per common share amounts)

## 1. Summary of Significant Accounting Policies

### Basis of Presentation

The accompanying consolidated financial statements of LandAmerica Financial Group, Inc. (the "Company") and its wholly owned subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States which differ from statutory accounting practices prescribed or permitted by regulatory authorities for the insurance company subsidiaries.

### Organization

The Company is engaged principally in the title insurance business. Title insurance policies are insured statements of the condition of title to real property, showing ownership as indicated by public records, as well as outstanding liens, encumbrances and other matters of record and certain other matters not of public record. The Company's business results from commercial real estate activity, resales and refinancings of residential real estate and construction and sale of new housing. The Company conducts its business on a national basis through a network of branch and agency offices with approximately 47% of consolidated title revenues generated in the states of Texas, Florida, California, Michigan and Pennsylvania. The Company manages its business and reports its financial information as one segment.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

### Principles of Consolidation

The accompanying consolidated financial statements include the accounts and operations, after intercompany eliminations, of LandAmerica Financial Group, Inc., and its wholly owned subsidiaries, principally Commonwealth Land Title Insurance Company, Lawyers Title Insurance Corporation and Transnation Title Insurance Company.

### Investments

The Company records its fixed-maturity investments which are classified as available-for-sale at fair value and reports the change in the unrealized appreciation and depreciation as a separate component of shareholders' equity. The amortized cost of fixed-maturity investments classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts. That amortization or accretion is included in net investment income.

Realized gains and losses on sales of investments and declines in value considered to be other than temporary are recognized in operations on the specific identification basis.

The high investment grade mortgage-backed bond portion of the fixed-maturity securities portfolio is accounted for on the retrospective method. For the non-investment grade mortgage-backed bond portion of the fixed maturity securities portfolio, the prospective method is used.

### Title Plants

Title plants consist of title records relating to a particular region and are generally stated at cost. Expenses associated with current maintenance, such as salaries and supplies, are charged to expense in the year incurred. The costs of acquired title plants and the building of new title plants, prior to the time that a plant is put into operation, are capitalized. Properly maintained title plants are not amortized because there is no indication of diminution in their value.

### Goodwill

Prior to January 1, 2002, the excess of cost over fair value of net assets of businesses acquired before July 1, 2001 (goodwill) was amortized on a straight-line basis over its estimated useful life, principally over a forty year period. As more fully described in Note 2, during the fourth quarter of 2000 the Company changed its method for assessing the recoverability of goodwill not associated with impaired assets from an undiscounted cash flow approach to a discounted cash flow approach. See Note 17 for treatment of goodwill acquired after July 1, 2001 and impairment assessment in subsequent periods.

### Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If indicators of impairment are present, the Company estimates the future cash flows expected to be generated from the use of those assets and their eventual disposal. The Company would recognize an impairment loss if the future cash flows were less than the carrying amount.

### Depreciation

Property and equipment is recorded at cost less accumulated depreciation and is depreciated principally on the straight-line method over the useful lives of the various assets, which range from three to forty years.

### Revenue Recognition

Premiums on title insurance written by the Company's employees are recognized as revenue when the Company is legally or contractually entitled to collect the premium. Premiums on insurance written by independent agents are generally recognized when reported by the agent and recorded on a "gross" versus "net" basis. Title search and escrow fees are recorded as revenue when an order is closed.

### Policy and Contract Claims

Liabilities for estimated losses and loss adjustment expenses represent the estimated ultimate net cost of all reported and unreported losses incurred through December 31, 2002. The reserves for unpaid losses and loss adjustment expenses are estimated using historical loss and loss development analyses. Title insurance reserve estimates are subject to a significant degree of inherent variability due to the length of time over which claim payments are made and the effects of external factors such as general economic conditions. Although management believes that the reserve for policy and contract claims is reasonable, it is possible that the Company's actual incurred policy and contract claims will not conform to the assumptions inherent in the determination of these reserves. Accordingly, the ultimate settlement of policy and contract claims may vary significantly from the estimates included in the Company's financial statements. Management believes that the reserves for losses and loss adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

### Income Taxes

Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Future tax benefits are recognized to the extent that realization of such benefits are more likely than not.

### Escrow and Trust Deposits

As a service to its customers, the Company administers escrow and trust deposits which amounted to approximately $1,680,056 and $1,287,663 at December 31, 2002 and 2001, respectively, representing undisbursed amounts received for settlements of mortgage loans and indemnities against specific title risks. These funds are not considered assets of the Company and, therefore, are excluded from the accompanying consolidated balance sheets.

### Like Kind Exchanges

Through one of its non-insurance subsidiaries the Company facilitates tax-deferred property exchanges for customers pursuant to Section 1031 of the Internal Revenue Code. Acting as a qualified intermediary, the Company holds the proceeds from sales transactions until a qualifying acquisition occurs, thereby assisting its customers in deferring the recognition of taxable income. At December 31, 2002 and 2001, the Company was holding $299,415 and $261,786, respectively, of such proceeds which are not considered assets of the Company and are, therefore, excluded from the accompanying consolidated balance sheets. The Company also facilitates tax-deferred property exchanges for customers pursuant to Revenue Procedure 2000-37, so-called "reverse exchanges." These reverse exchanges require the Company to take title to the customer's property until a qualifying acquisition occurs. Through these reverse exchanges the Company acquires property on behalf of customers using funds provided by the customers or from non-recourse loans arranged by the customer. The property is triple net leased to the customer and the customer fully indemnifies the Company against all risks associated with ownership of the property. The Company does not record these reverse exchanges which amounted to $90,241 and $83,895 at December 31, 2002 and 2001, respectively, on its financial statements.

### Statement of Cash Flows

For purposes of the statement of cash flows, invested cash is considered a cash equivalent. Invested cash includes all highly liquid investments with a maturity of three months or less when purchased.

### Fair Values of Financial Instruments

The carrying amounts reported in the balance sheet for cash and invested cash, short-term investments, premiums receivable, preferred stock and certain other assets approximate those assets' fair values. Fair values for investment securities are based on quoted market prices. The fair value of the Company's fixed-rate portion of long-term debt is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The remaining portion of the Company's long-term debt approximates fair value since the interest rate is variable. The Company has no other material financial instruments. See Note 12.

### Stock Based Compensation

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and accordingly, recognizes no compensation expense for the stock option grants.

### Reclassification

Certain 2001 and 2000 amounts have been reclassified to conform to the 2002 presentation.

## 2. Change in Accounting for Goodwill

During the fourth quarter of 2000, the Company elected to change its method for assessing the recoverability of goodwill (not associated with impaired assets) from one based on undiscounted cash flows to one based on discounted cash flows. The Company believed that using the discounted cash flow approach to assess the recoverability of goodwill was a preferable policy because it was consistent with the methodology used by the Company to evaluate investment decisions and provided a more current and realistic valuation than the undiscounted approach. The discount rate used in determining discounted cash flows was a rate corresponding to the Company's cost of capital.

This change represented a change in accounting principle, which was indistinguishable from a change in estimate. As a result of the change to a discounted cash flow methodology, the Company recorded a non-cash write-down of goodwill of $172,451 net of deferred taxes of $62,082 or $8.24 per common share after taxes in the fourth quarter of 2000.

Following this change in the fourth quarter of 2000 and prior to the adoption of SFAS No. 142 on January 1, 2002 (see Note 17), the Company's accounting policy for assessing the recoverability of goodwill was as follows: The Company evaluated the recoverability of goodwill by estimating the future discounted cash flows of the businesses to which the goodwill related. Estimated cash flows were determined by disaggregating the Company's business to an operational and organizational level for which meaningful identifiable cash flows could be determined. When estimated future discounted cash flows were less than the carrying amount of the net assets (tangible and identifiable intangible) and related goodwill, impairment losses of goodwill were charged to operations. Impairment losses, limited to the carrying amount of goodwill, represented the sum of the carrying amount of the net assets (tangible and identifiable intangible) and goodwill in excess of the discounted cash flows of the business being evaluated. In determining the estimated future cash flows, the Company considered current and projected future levels of income as well as business trends, prospects and market and economic conditions.

## 3. Investments

The amortized cost and estimated fair value of investments in fixed maturities at December 31, 2002, and 2001 were as follows:

| | 2002 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| U.S. Treasury securities and obligations of U.S. Government corporations and agencies | $ 45,641 | $ 4,144 | $ — | $ 49,785 |
| Obligations of states and political subdivisions | 394,971 | 24,336 | 120 | 419,187 |
| Fixed maturities issued by foreign governments | 8,258 | 94 | — | 8,352 |
| Public utilities | 50,447 | 2,077 | — | 52,524 |
| Corporate securities | 325,171 | 19,596 | 184 | 344,583 |
| Mortgage-backed securities | 103,652 | 4,628 | 68 | 108,212 |
| Preferred stock | 9,019 | 16 | 184 | 8,851 |
| Fixed maturities available-for-sale | $ 937,159 | $ 54,891 | $ 556 | $ 991,494 |

| | 2001 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| U.S. Treasury securities and obligations of U.S. Government corporations and agencies | $ 61,962 | $ 2,814 | $ 68 | $ 64,708 |
| Obligations of states and political subdivisions | 312,507 | 7,151 | 1,576 | 318,082 |
| Fixed maturities issued by foreign governments | 2,504 | 1 | 689 | 1,816 |
| Public utilities | 69,729 | 1,314 | 3,020 | 68,023 |
| Corporate securities | 256,099 | 7,409 | 1,842 | 261,666 |
| Mortgage-backed securities | 108,892 | 2,403 | 1,010 | 110,285 |
| Preferred stock | 53,661 | 571 | 4,542 | 49,690 |
| Fixed maturities available-for-sale | $ 865,354 | $ 21,663 | $ 12,747 | $ 874,270 |

The amortized cost and estimated fair value of fixed-maturity securities at December 31, 2002 by contractual maturity are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

| | Amortized Cost | Estimated Fair Value |
|---|---|---|
| Due in one year or less | $ 52,084 | $ 52,701 |
| Due after one year through five years | 281,226 | 299,175 |
| Due after five years through ten years | 291,854 | 311,978 |
| Due after ten years | 208,344 | 219,428 |
| Mortgage-backed securities | 103,651 | 108,212 |
| | $ 937,159 | $ 991,494 |

Earnings on investments and net realized gains (losses) for the three years ended December 31, follow:

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Fixed maturities | **$ 50,555** | $ 48,981 | $ 48,618 |
| Equity securities | **387** | — | 12 |
| Invested cash and other short-term investments | **2,172** | 3,102 | 4,006 |
| Mortgage loans | **84** | 107 | 79 |
| Net realized gains (losses) | **1,315** | 214 | (271) |
| Total investment income | **54,513** | 52,404 | 52,444 |
| Investment expenses | **(1,507)** | (1,401) | (1,309) |
| Net investment income | **$ 53,006** | $ 51,003 | $ 51,135 |

Realized and unrealized gains (losses) representing the change in difference between fair value and cost (principally amortized cost for fixed maturities) on fixed maturities and equity securities for the three years ended December 31, are summarized below:

| | Realized | Change in Unrealized |
|---|---|---|
| **2002** | | |
| **Fixed maturities** | **$ 1,383** | **$ 45,419** |
| **Equity securities** | **(68)** | **274** |
| | **$ 1,315** | **$ 45,693** |
| 2001 | | |
| Fixed maturities | $ 289 | $ 12,578 |
| Equity securities | (75) | 1,050 |
| | $ 214 | $ 13,628 |
| 2000 | | |
| Fixed maturities | $ (271) | $ 26,002 |
| Equity securities | — | 421 |
| | $ (271) | $ 26,423 |

Gross unrealized gains and (losses) relating to investments in equity securities were $812 and $(538) at December 31, 2002.

Proceeds from sales of investments in fixed maturities, net of calls or maturities during 2002, 2001 and 2000 were $339,219, $273,798 and $195,385, respectively. Gross gains of $5,690, $4,191 and $1,908 in 2002, 2001 and 2000, respectively, and gross losses of $4,043, $3,378 and $2,039 in 2002, 2001 and 2000, respectively, were realized on those sales.

Proceeds from sales of investments in equity securities during 2002 were $1,166. Gross gains of $5 and gross losses of $73 were realized on those sales. There were no sales of investments in equity securities during 2001 and 2000.

## 4. Policy and Contract Claims

Activity in the liability for unpaid claims and claim adjustment expenses is summarized as follows:

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Balance at January 1 | **$ 561,438** | $ 556,798 | $ 554,450 |
| Incurred related to: | | | |
| Current year | **136,502** | 114,173 | 73,313 |
| Prior years | **(30,685)** | (30,354) | 3,576 |
| Total incurred | **105,817** | 83,819 | 76,889 |
| Paid related to: | | | |
| Current year | **10,503** | 6,651 | 8,980 |
| Prior years | **82,285** | 72,528 | 65,561 |
| Total paid | **92,788** | 79,179 | 74,541 |
| Balance at December 31 | **$ 574,467** | $ 561,438 | $ 556,798 |

The favorable development on prior year loss reserves during 2002 and 2001 was attributable to lower than expected payment levels on recent issue years which included a high proportion of refinance business.

## 5. Reinsurance

The Company cedes and assumes title policy risks to and from other insurance companies in order to limit and diversify its risk. The Company cedes insurance on risks in excess of certain underwriting limits which provides for recovery of a portion of losses. The Company remains contingently liable to the extent that reinsuring companies cannot meet their obligations under reinsurance agreements.

The Company has not paid or recovered any reinsured losses during the three years ended December 31, 2002. The total amount of premiums for assumed and ceded risks was less than 1% of title premiums in each of the last three years.

## 6. Shareholders' Equity

**Rights Agreement**

The Company has issued one preferred share purchase right (a "Right") for each outstanding share of Common Stock. Each Right entitles the holder to purchase, upon certain triggering events, shares of the Company's Series A Junior Participating Preferred Stock ("Junior Preferred Stock") or Common Stock or other securities, as set forth in the Rights Agreement, as amended, between the Company and State Street Bank and Trust Company, the parent company of the Company's transfer agent. Generally, the Rights will become exercisable if a person or group acquires or announces a tender offer for 20% or more of the outstanding shares of Common Stock. Under certain circumstances, the Board of Directors may reduce this threshold percentage to not less than 10%.

If a person or group acquires the threshold percentage of Common Stock described above, each Right will entitle the holder, other than such acquiring person or group, to purchase one one-hundredth of a share of Junior Preferred Stock at an exercise price of $85, subject to certain adjustments. As an alternative to purchasing shares of Junior Preferred Stock, if a person or group acquires the threshold percentage of Common Stock, each Right will entitle the holder, other than such acquiring person or group, to buy, at the then current exercise price of the Right, shares of Common Stock having a total market value of twice the exercise price. If the Company is acquired in a merger or other business combination, each Right will entitle the holder, other than such acquiring person or group, to purchase, at the then current exercise price of the Right, securities of the surviving company having a total market value equal to twice the exercise price of the Rights. Following the acquisition by any person of more than the threshold percentage of the outstanding shares of the Company's Common Stock but less than 50% of such shares, the Company may exchange one share of Common Stock for each Right (other than Rights held by such person).

The Rights will expire on August 20, 2007, and may be redeemed by the Company at a price of one cent per Right at any time before they become exercisable. Until the Rights become exercisable, they are evidenced by the Common Stock certificates and are transferred with and only with such certificates.

**Stock Options**

The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided under Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Under the Company's 1991 Stock Incentive Plan, as amended (the "1991 Plan"), officers, directors and key employees of the Company and its subsidiaries were eligible to receive grants and/or awards of Common Stock, restricted stock, phantom stock, incentive stock options, non-qualified stock options and stock appreciation rights. The 1991 Plan expired as to new grants or awards October 31, 2000; however, grants and awards made prior to expiration of the 1991 Plan remain subject to the 1991 Plan and the applicable provisions of the grant or award. As of October 31, 2000, the Company had made grants or awards covering 1,509,480 shares of Common Stock under the 1991 Plan.

The Company has adopted the 2000 Stock Incentive Plan, as amended (the "2000 Plan"), which provides for grants and/or awards of Common Stock, restricted stock, stock options, stock appreciation rights and phantom stock to officers, directors, employees, agents, consultants and advisors of the Company and its subsidiaries, as determined in the discretion of the Executive Compensation Committee of the Board of Directors. The maximum number of shares of Common Stock authorized for issuance under the 2000 Plan is 3,000,000, subject to adjustment as described in the 2000 Plan. As of December 31, 2002, the Company had made awards of 120,400 shares of restricted stock and 100 shares of Common Stock, and grants of options covering 765,430 shares net of adjustment for option forfeitures.

Pursuant to the 1992 Stock Option Plan for Non-Employee Directors (the "Directors' Plan"), each non-employee director was eligible to receive an option grant to purchase 1,500 shares of Common Stock on the first business day following the annual meeting of shareholders. Up to 60,000 shares of Common Stock were available for issuance under the Directors' Plan, and as of May 21, 1997, the Company had granted options covering all 60,000 shares. Stock option grants to non-employee directors from 1998 to 2002 were made under the 1991 and 2000 Plans. Beginning on June 17, 1998, annual stock option grants to non-employee directors were increased from 1,500 to 2,000 shares of Common Stock.

All options which have been granted under the 1991 Plan, the 2000 Plan and the Directors' Plan are non-qualified stock options with an exercise price equal to the fair market value of a share of Common Stock on the date of grant. Options granted under the Directors' Plan expire ten years from the date of grant. All outstanding options which have been granted under the 1991 and 2000 Plans expire seven years from the date of grant. Options generally vest ratably over a four-year period. At December 31, 2002, there were 2,114,070 shares available for future grant under the 2000 Plan following adjustment for option forfeitures.

Pro forma information regarding net income and earnings per share is required by SFAS 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value of these options was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 2002: risk-free interest rate of 5.31%, dividend yield of 0.62%, volatility factor of the expected market price of the Company's Common Stock of .475 and a weighted-average expected life of the options of approximately eight years.

The Black-Scholes option valuation method was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The following pro forma information shows the Company's net income and earnings per basic and diluted share if compensation expense for the Company's employee stock options issued in 2002, 2001 and 2000 had been determined based on the fair value method of accounting:

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Net income, as reported | **$ 149,352** | $ 60,266 | $ (80,766) |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects | **(2,580)** | (2,525) | (1,449) |
| Pro forma net income (loss) | **146,772** | 57,741 | (82,215) |
| Dividends – preferred stock | **—** | (145) | (7,700) |
| Pro forma net income (loss) available to common shareholders | **$ 146,772** | $ 57,596 | $ (89,915) |
| Earnings per share: | | | |
| Basic – as reported | **$ 8.10** | $ 3.42 | $ (6.60) |
| Basic – pro forma | **$ 7.96** | $ 3.28 | $ (6.71) |
| Diluted – as reported | **$ 8.04** | $ 3.24 | $ (6.60) |
| Diluted – pro forma | **$ 7.90** | $ 3.10 | $ (6.71) |

A summary of the Company's stock option activity and related information for the years ended December 31 follows:

| | Number of Shares | Weighted Average Exercise Price | Weighted Average Fair Value |
|---|---|---|---|
| Options outstanding, December 31, 1999 (474,368 exercisable) | 763,118 | $ 25 | |
| Granted | 403,000 | 19 | $ 8.33 |
| Exercised | 113,618 | 15 | |
| Forfeited | 10,500 | 19 | |
| Options outstanding, December 31, 2000 (489,000 exercisable) | 1,042,000 | $ 24 | |
| Granted | 710,000 | 31 | $ 12.56 |
| Exercised | 246,099 | 15 | |
| Forfeited | 12,000 | 45 | |
| Options outstanding, December 31, 2001 (421,145 exercisable) | 1,493,901 | $ 29 | |
| Granted | 16,000 | 32 | $ 17.92 |
| Exercised | 151,757 | 19 | |
| Forfeited | 71,502 | 32 | |
| Options outstanding, December 31, 2002 (616,630 exercisable) | 1,286,642 | $ 30 | |

The following table summarizes information about stock options outstanding at December 31, 2002:

| Range of Exercise Prices | Number Outstanding at 12/31/02 | Weighted Average Remaining Life | Weighted Average Exercise Price | Number Exercisable at 12/31/02 | Weighted Average Exercise Price |
|---|---|---|---|---|---|
| $12 – $ 20 | 338,142 | 4.12 | $ 19 | 168,630 | $ 19 |
| 22 – 22 | 50,500 | 1.02 | 22 | 50,500 | 22 |
| 27 – 27 | 309,000 | 5.97 | 27 | 77,250 | 27 |
| 28 – 32 | 48,000 | 8.14 | 29 | 48,000 | 29 |
| 37 – 54 | 541,000 | 4.12 | 40 | 272,250 | 42 |
| $12 – $ 54 | 1,286,642 | 4.59 | $ 30 | 616,630 | $ 31 |

**Savings and Stock Ownership Plan**

The Company has registered 3,000,000 shares of Common Stock for use in connection with the LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan. Substantially all of the employees of the Company are eligible to participate in the Plan.

Prior to July 1, 2002, the Company provided the Plan Trustee with funds to purchase shares on the open market to use in matching employee contributions. After that date, the Company has matched employee contributions in cash. The level of contributions to the Plan is discretionary and set by the Board of Directors annually. The number of shares purchased and allocated to employees in 2002, 2001 and 2000 were 184,656, 237,654 and 238,993, respectively, at a cost of $5,470, $7,966 and $7,220, respectively. Cash and contributions by the Company after July 1, 2002 were $3,218.

**Deferral Plans**

Pursuant to the Company's Executive Voluntary Deferral Plan and Outside Directors Deferral Plan, executives and directors can defer eligible compensation into deferred stock units or a cash account bearing interest at a fixed rate of return. Under the terms of the original plans, deferred stock units were settled by a cash payment to the plan participant. Effective April 24, 2002, the Company amended the deferral plans to provide for the settlement of deferred stock units in the Common Stock of the Company. A trust has been established to hold the shares of Common Stock to be used to fund payments to executives and directors. The Company provides the trustee of the Plans with the funds to purchase shares of Common Stock on the open market to match the number of deferred stock units credited to participants' accounts under the deferral plans. The aggregate number of shares purchased by the trustee of the plans in 2002 was 116,710 at a cost of $3,886.

**Series B Preferred Stock**

On February 27, 1998, the Company issued 2,200,000 shares of its 7% Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") to Reliance Insurance Company ("RIC") in connection with the acquisition of Commonwealth Land Title Insurance Company and Transnation Title Insurance Company (the "Acquisition"). The terms of the Series B Preferred Stock provided for the payment of quarterly cumulative cash dividends at an annual rate of 7% of the stated value of $50.00 per share, or $3.50 per share.

The Series B Preferred Stock was convertible at the option of the holder into shares of Common Stock at a conversion price of $22.80 per share of Common Stock (equivalent to a conversion ratio of approximately 2.193 shares of Common Stock for each share of Series B Preferred Stock or 4,824,561 shares of Common Stock in the aggregate), subject to adjustment as described in the terms of the Series B Preferred Stock. The Series B Preferred Stock was not convertible into shares of Common Stock by RIC and its affiliates until such time as RIC and its affiliates had sold, conveyed or transferred all of the 4,039,473 shares of Common Stock received by RIC from the Company in connection with the Acquisition.

In the first quarter of 2001, RIC sold all of the 4,039,473 shares of Common Stock acquired in connection with the Acquisition and an additional 4,460,561 shares of Common Stock acquired upon conversion of 2,034,017 shares of the Series B Preferred Stock. The sales were made in connection with an underwritten public offering. Following the sale of the shares, RIC owned 1 share of Common Stock and 165,983 shares of Series B Preferred Stock. In June 2001, RIC converted its remaining 165,983 shares of Preferred Stock into 363,997 shares of Common Stock. As a result, there are no outstanding shares of Series B Preferred Stock.

**Comprehensive Income**

The Company has elected to display comprehensive income in the statements of shareholders' equity, net of reclassification adjustments. Reclassification adjustments are made to avoid double counting in comprehensive income items that are displayed as part of net income for a period that also had been displayed as part of other comprehensive income in that period or earlier periods.

A summary of unrealized gains (losses) and reclassification adjustments, net of tax, of available-for-sale securities for the years ended December 31, 2002, 2001 and 2000 follows:

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Unrealized holding gains (losses) arising during the period | **$ 30,724** | $ 10,175 | $ 26,750 |
| Reclassification adjustment for gains (losses) previously included in other comprehensive income (net of tax (benefit) expense of $551 – 2002, $(186) – 2001 and $(706) – 2000) | **1,023** | (332) | (1,369) |
| Adjustment for valuation allowance for deferred tax | — | — | 1,696 |
| Net unrealized holding gains (losses) arising during the period | **$ 29,701** | $ 10,507 | $ 26,423 |

## 7. Statutory Financial Condition and Results of Operations

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States which differ in some respects from statutory accounting practices prescribed or permitted in the preparation of financial statements for submission to insurance regulatory authorities. Combined statutory equity of the Company's insurance subsidiaries was $545,337 and $451,155 at December 31, 2002 and 2001, respectively. The difference between statutory equity and equity determined on the basis of accounting principles generally accepted in the United States is primarily due to differences between the provision for policy and contract claims included in the accompanying financial statements and the statutory unearned premium reserve, which is calculated in accordance with statutory requirements, and statutory regulations that preclude the recognition of certain assets and limit the recognition of goodwill and deferred income tax assets. Combined statutory net income of the Company's primary insurance subsidiaries was $128,169, $79,309 and $17,558 for the years ended December 31, 2002, 2001 and 2000, respectively.

In a number of states, the Company's insurance subsidiaries are subject to regulations which require minimum amounts of statutory equity and which require that the payment of any extraordinary dividends receive prior approval of the Insurance Commissioners of these states. An extraordinary dividend is generally defined by various statutes in the state of domicile of the subsidiary insurer. Under such statutory regulations, net assets of consolidated insurance subsidiaries aggregating $89,018 is available for dividends, loans or advances to the Company during the year 2002.

In addition, the credit agreement with Bank of America (See Note 12) contains certain covenants which would limit future dividend payments by the Company. Management does not believe, however, that these restrictions will, in the foreseeable future, adversely affect the Company's ability to pay cash dividends at the current dividend rate.

In 1998, the National Association of Insurance Commissioners adopted codified statutory accounting principles ("Codification"). Codification has changed, to some extent, prescribed statutory accounting practices, and resulted in changes to the accounting practices that the Company's insurance subsidiaries use to prepare their statutory financial statements. Most states adopted Codification effective January 1, 2001 with varying degrees of modification. The combined statutory equity of the Company's insurance subsidiaries increased $4,686 due to the adoption of Codification on January 1, 2001.

At December 31, 2002, the Company's insurance subsidiaries had $22,808 on deposit with various state regulatory agencies.

## 8. Income Taxes

The Company files a consolidated federal income tax return with its subsidiaries. Significant components of the Company's deferred tax assets and liabilities at December 31, 2002 and 2001 are as follows:

| | **2002** | 2001 |
|---|---|---|
| Deferred tax assets: | | |
| Policy and contract claims | **$ 49,551** | $ 63,369 |
| Pension liability | **16,179** | 6,992 |
| Employee benefit plans | **24,823** | 21,090 |
| Allowance for bad debts | **3,871** | 4,864 |
| Other intangible assets | **49,199** | 57,307 |
| Fixed Assets | **—** | 2,616 |
| Other | **2,208** | — |
| Total deferred tax assets | **145,831** | 156,238 |
| Deferred tax liabilities: | | |
| Fixed assets | **2,172** | — |
| Title plants | **7,853** | 8,910 |
| Capitalized system development costs | **1,689** | 823 |
| Unrealized gains | **19,113** | 3,120 |
| Other | **3,121** | 842 |
| Total deferred tax liabilities | **33,948** | 13,695 |
| Net deferred tax asset | **$ 111,883** | $ 142,543 |

A valuation allowance will be established for any portion of a deferred tax asset that management believes may not be realized. At December 31, 2002 and 2001, no valuation allowance was provided.

The provision for income tax differs from the amount of income tax determined by applying the U.S. statutory income tax rate (35%) to pre-tax income as a result of the following:

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Tax expense (benefit) at federal statutory rate | **$ 80,420** | $ 32,958 | $ (44,848) |
| Federal tax credits | **(675)** | — | — |
| Non-taxable interest | **(4,931)** | (4,452) | (3,651) |
| Dividend deductions | **(581)** | (795) | (863) |
| Company-owned life insurance | **(189)** | (654) | (1,176) |
| Meals and entertainment | **2,992** | 3,421 | 3,200 |
| State income taxes, net of federal benefit | **1,993** | 1,135 | (1,615) |
| Other, net | **1,391** | 2,286 | 1,582 |
| Income tax expense | **$ 80,420** | $ 33,899 | $ (47,371) |

Taxes paid were $35,342 in 2002, $25,979 in 2001 and $10,400 in 2000.

## 9. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Numerator: | | | |
| Net income (loss) – numerator for diluted earnings per share | $ 149,352 | $ 60,266 | $ (80,766) |
| Less preferred dividends | — | (145) | (7,700) |
| Numerator for basic earnings per share | $ 149,352 | $ 60,121 | $ (88,466) |
| Denominator: | | | |
| Weighted average shares – denominator for basic earnings per share | 18,438 | 17,574 | 13,397 |
| Effect of dilutive securities: | | | |
| Assumed weighted average conversion of preferred stock | — | 852 | — |
| Employee stock options | 142 | 191 | — |
| Denominator for diluted earnings per share | 18,580 | 18,617 | 13,397 |
| Basic earnings per common share | $ 8.10 | $ 3.42 | $ (6.60) |
| Diluted earnings per common share | $ 8.04 | $ 3.24 | $ (6.60) |

In accordance with accounting principles generally accepted in the United States, the effect of dilutive securities was excluded from the calculation of the diluted loss per common share for the year ended December 31, 2000, as such inclusion would result in antidilution.

## 10. Pensions and Other Postretirement Benefits

Prior to May 31, 2000, the Company sponsored two postretirement benefit plans that provide postretirement health care and life insurance benefits to employees hired by the Company before January 1, 2000. Effective June 1, 2000, the two benefit plans were combined. This change did not affect the plan participants or their coverage.

Prior to January 1, 1998 the Company had two noncontributory defined benefit retirement plans. Effective January 1, 1999, the plans were merged and amended to change the pension benefit formula to a cash balance formula from the existing benefit calculation based on years of service and average earnings. Under the amended plan, each participant's account is credited annually with an amount equal to 2-5% of the participant's annual compensation based on the participant's age plus years of credited service. Additionally, each participant's account balance will be credited with interest based on the 10-year treasury bond rate published in November preceding the applicable plan year. Those participants in the plans on December 31, 1998, who met the requirements for early retirement on that date, may elect to receive their retirement benefit under the applicable prior plan or formula.

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| Change in benefit obligation: | | | | |
| Benefit obligation at beginning of year | $ 214,557 | $ 206,545 | $ 46,221 | $ 45,581 |
| Service cost | 8,134 | 7,438 | 851 | 772 |
| Interest cost | 14,916 | 15,167 | 3,436 | 3,325 |
| Plan participants' contributions | — | — | 651 | 580 |
| Plan amendments | 693 | — | — | — |
| Actuarial loss (gain) | 17,053 | 6,315 | 13,652 | (355) |
| Benefits paid | (24,316) | (20,908) | (3,848) | (3,682) |
| Benefit obligation at end of year | 231,037 | 214,557 | 60,963 | 46,221 |

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| Change in plan assets: | | | | |
| Fair value of plan assets at beginning of year | **193,890** | 217,224 | — | 1,760 |
| Actual return on plan assets | **(5,715)** | (21,762) | — | 72 |
| Refund of plan assets | — | — | — | (1,454) |
| Company contributions | **19,300** | 19,336 | — | 2,686 |
| Plan participants' contributions | — | — | — | 580 |
| Benefits paid | **(24,316)** | (20,908) | — | (3,644) |
| Fair value of plan assets at end of year | **183,159** | 193,890 | — | — |
| Funded status of the plan (underfunded) | **(47,878)** | (20,667) | **(60,963)** | (46,221) |
| Unrecognized net actuarial loss (gain) | **68,960** | 28,229 | **11,928** | (1,275) |
| Unrecognized transition (asset) obligation | — | — | **11,735** | 12,909 |
| Unrecognized prior service cost | **(8,206)** | (10,665) | **2,111** | 2,590 |
| Minimum pension liability adjustment | **(55,990)** | (14,752) | — | — |
| Accrued benefit cost | **$ (43,114)** | $ (17,855) | **$ (35,189)** | $ (31,997) |

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| Weighted average assumptions as of December 31: | | | | |
| Discount rate | **6.75%** | 7.50% | **6.75%** | 7.50% |
| Expected return on plan assets | **8.50%** | 9.00% | — | 6.00% |
| Rate of compensation increase | **4.63%** | 4.63% | **4.63%** | 4.63% |

| | Pension Benefits | | | Other Benefits | | |
|---|---|---|---|---|---|---|
| | **2002** | 2001 | 2000 | **2002** | 2001 | 2000 |
| Components of net periodic pension cost: | | | | | | |
| Service cost | $ 8,134 | $ 7,438 | $ 7,277 | $ 851 | $ 771 | $ 1,131 |
| Interest cost | 14,916 | 15,167 | 14,576 | 3,436 | 3,325 | 3,194 |
| Expected return on plan assets | (17,963) | (17,415) | (16,773) | — | (91) | (96) |
| Amortization of unrecognized transition obligation or (asset) | — | (10) | (21) | 1,174 | 1,174 | 1,174 |
| Prior service cost recognized | (1,766) | (1,842) | (1,842) | 478 | 478 | 279 |
| Net periodic benefit cost | $ 3,321 | $ 3,338 | $ 3,217 | $ 5,939 | $ 5,657 | $ 5,682 |

The assumed health care cost trend rate used to measure the expected cost of covered health care benefits for the Company's plan was 7.5% for 2001 and 14.0% for 2002 and is assumed to decrease 1.0% per year until 2010 and remain level at 5.5% thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

| | One Percentage Point Increase | One Percentage Point Decrease |
|---|---|---|
| Effect on total of service and interest cost components in 2002 | $ 98 | $ (89) |
| Effect on postretirement benefit obligation as of 2002 | $ 2,918 | $ (2,656) |

In the twelve months ended December 31, 2002, two factors affected the Company's pension plan. Equity markets declined which resulted in a decrease in the fair value of plan assets. In addition, the discount rate decreased during the year which resulted in an increase in the pension liability. As a result of these facts, in accordance with Financial Accounting Standards Board (FASB) Statement No. 87, *Employer's Accounting for Pensions,* the Company recorded an additional minimum pension liability adjustment of $41.2 million ($26.3 million net of tax) at December 31, 2002. The adjustment is included in other comprehensive loss and is a direct charge to stockholders' equity with no effect on net income. The cumulative minimum pension liability recorded at that date was $56.0 million ($35.7 million net of tax).

The measurement date for both the pension and postretirement benefits valuations was September 30, 2002.

## 11. Lease Commitments

The Company conducts a major portion of its operations from leased office facilities under operating leases that expire over the next 10 years. Additionally, the Company leases data processing and other equipment under operating leases expiring over the next five years.

Following is a schedule of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2002.

| | |
|---|---|
| 2003 | $ 50,567 |
| 2004 | 37,419 |
| 2005 | 23,457 |
| 2006 | 13,575 |
| 2007 | 7,296 |
| Thereafter | 6,400 |
| | $ 138,714 |

Rent expense was $63,062, $62,943 and $58,989 for the years ended December 31, 2002, 2001 and 2000, respectively.

In December 2001, the Company entered into a sale-leaseback transaction, totaling $10,000 whereby the Company sold and leased back assets classified as furniture and equipment. These assets were leased back from the purchaser over periods of 5 and 7 years. The resulting lease is being accounted for as an operating lease and the resulting gain of $171 is being amortized over the life of the lease. The lease requires the Company to pay customary operating and repair expenses and to observe certain covenants. This lease contains a renewal option at lease termination and a purchase option at an amount approximating fair market value at lease termination.

In December 2000, the Company entered into a sale-leaseback transaction totaling $5,996 whereby the Company sold and leased back assets classified as furniture and equipment. These assets were leased back from the purchaser over periods of 5 and 7 years. The resulting lease is being accounted for as an operating lease and the resulting gain of $212 is being amortized over the life of the lease. The lease requires the Company to pay customary operating and repair expenses and to observe certain covenants. This lease contains a renewal option at lease termination and a purchase option at an amount approximating fair market value at lease termination.

Future scheduled minimum lease payments under the non-cancelable operating leases entered into in connection with the sale-leaseback transactions as of December 31, 2002 are as follows:

| | |
|---|---|
| 2003 | $ 6,423 |
| 2004 | 6,423 |
| 2005 | 6,423 |
| 2006 | 5,773 |
| 2007 | 4,487 |
| Thereafter | 939 |
| Total minimum lease payments | $ 30,468 |

## 12. Credit Arrangements

On November 7, 1997, the Company entered into a credit agreement with Bank of America, individually and as administrative agent for a syndicate of eleven other banks, pursuant to which a credit facility, in an aggregate principal amount of up to $237,500, was established. The credit facility is a six-year senior unsecured revolving credit facility which will terminate with all outstanding amounts being due and payable November 7, 2003, unless extended as provided in the credit agreement. At December 31, 2002, the amount due under the credit agreement was $35,500.

Interest accrues on the outstanding principal balance of the loans, at the Company's option, based upon (i) IBOR (reserve adjusted) for thirty, sixty, ninety or one hundred and eighty days plus a margin determined by the Company's debt to capitalization ratio, or (ii) Bank of America's Base Rate as defined in the credit agreement. In the event of any default, interest on the outstanding principal balance of the loans will accrue at a rate equal to Bank of America's Base Rate plus two percent (2.0%) per annum.

On August 31, 2001, the Company issued $150,000 of senior notes through a private placement managed by First Union Securities, Inc. and SunTrust Equitable Securities. The $150,000 was divided into three series with $50,000 due in 2006 and bearing interest at 7.16%, $50,000 due in 2008 and bearing interest at 7.45% and $50,000 due in 2011 and bearing interest at 7.88%. The fair value of the senior notes at December 31, 2002 and 2001 was approximately $162,000 and $147,000 respectively.

The proceeds from the private placement were used to repay $150,000 of the debt under the bank revolving credit facility. The principal amount of the credit facility was reduced to $150,000 of which $114,500 was available at December 31, 2002.

Interest paid was $12,229, $11,020 and $13,255, in 2002, 2001 and 2000, respectively.

## 13. Pending Legal Proceedings

### General

The Company and its subsidiaries are involved in certain litigation arising in the ordinary course of their businesses. Although the ultimate outcome of these matters cannot be ascertained at this time, and the results of legal proceedings cannot be predicted with certainty, the Company believes, based on current knowledge, that the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

### Litigation Not in the Ordinary Course of Business

On October 7, 2002, the People of the State of California filed an action (the "Attorney General Suit") in the Sacramento Superior Court against the Company and its subsidiaries, Lawyers Title Insurance Corporation, Commonwealth Land Title Insurance Company, Commonwealth Land Title Company and Lawyers Title Company (Case No. 02AS06111) (collectively, the "Defendants") alleging that the Defendants (i) failed to escheat unclaimed property to the Controller of the State of California on a timely basis, (ii) charged California home buyers and other escrow customers fees for services which were never performed, or which cost less than the amount charged, and (iii) devised and carried out schemes with financial institutions to receive interest, or monies in lieu of interest, on escrow funds deposited by the Defendants with financial institutions in demand deposits. A final judgment was entered against the Defendants on October 8, 2002, pursuant to a settlement agreement with the Attorney General of the State of California and the District Attorney and City Attorney of the City and County of San Francisco. The final judgment provides for (i) injunctive relief, (ii) aggregate cash payments and future discounts to eligible customers of up to $8 million and (iii) a cash payment of $1.6 million for penalties, attorneys' fees, costs and *cy-pres* restitution. The Company made the $1.6 million cash payment and has accrued its best estimates of the aggregate cash payments. Discounts on future escrow and title services will be treated as reductions of revenue during the period in which they occur. However the final judgment is subject to the verification of information provided by the Defendants during settlement negotiations and at this time, no estimate can be made of additional amounts, if any, that may be payable by the Defendants upon the completion of the verification process.

On or about June 16, 2000, Norman E. Taylor, Connie S. Taylor, Lynne Thompson Jones-Brittle, Colin R. Callaghan and Miriam J. Callaghan (collectively, the "Plaintiffs") filed a putative class action suit (the "Taylor Suit") in the Superior Court of Los Angeles, California (Case No. BC 231917) against the Company, Commonwealth Land Title Insurance Company, Commonwealth Land Title Company, Lawyers Title Insurance Corporation and Lawyers Title Company (collectively, the "Defendants"). The Plaintiffs purport to represent the general public and a class defined in the Third Amended Complaint dated March 20, 2002 (the "Third Amended Complaint") as "[a]ll persons or entities who, from June 16, 1996 to the present, incident to purchase, sale or refinancing of real property located in California, deposited funds in escrow accounts controlled by the Defendants and were not paid interest on their funds and/or were charged fees for services not rendered by Defendants or excessive fees for the services Defendants performed." The Plaintiffs allege in the Third Amended Complaint that the Defendants unlawfully (a) received interest, other credits or payments that served as the functional equivalent of interest on customer escrow funds; (b) charged and retained fees for preparing and recording reconveyances that they did not prepare or record, and charged and retained excessive fees for other escrow-related services; and (c) swept or converted funds in escrow accounts based upon contrived charges prior to the time the funds escheated or should have escheated to the State of California pursuant to the Unclaimed Property Law. The Plaintiffs assert claims for relief against the Defendants based on (i) violation of California's Unfair Business Practices Act, California Business and Professions Code §§ 17200, *et seq.*; (ii) violation of California's Deceptive, False and Misleading Advertising Act, California Business and Professions Code §§ 17500, *et seq.*; and (iii) unjust enrichment. The Plaintiffs seek injunctive relief, restitution of improperly collected charges and interest and the imposition of an equitable constructive trust over such amounts, damages according to proof, punitive damages, costs and expenses, attorneys' fees, pre- and post-judgment interest and such other and further relief as the Court may deem necessary and proper. On February 4, 2003, the Court granted the Defendants' Motion for Judgment on the Pleadings relating to the claims brought on behalf of the general public, thereby limiting the relief that the Plaintiffs may recover to restitution and attorneys' fees on behalf of the putative class. The Defendants intend to defend vigorously the Taylor Suit, and at this time no estimate of the amount or range of loss that could result from an unfavorable outcome can be made.

On September 5, 2002, Thomas Branick filed a representative suit on behalf of the general public against Lawyers Title Company ("LTC"), a subsidiary of the Company, in the Los Angeles Superior Court (Case No. BC 2811015). The complaint pleads causes of action for unfair competition (Cal. Bus. & Prof. Code §§ 17200, *et seq.*) and unfair business practices (Cal. Bus. & Prof. Code §§ 17500, *et seq.*) and generally alleges that LTC improperly charged its customers for recording documents incident to real estate transactions and overcharged its customers for administrative fees. Plaintiffs seek injunctive relief and restitution. On January 3, 2003, the Court (i) granted LTC's motion to strike portions of the complaint and (ii) sustained LTC's demurrer, abating the action pending completion of the verification process in the Attorney General Suit and final resolution of the action of the Taylor Suit. Based on the stay, and the fact that the suit is still in its initial stages, at this time no estimate of the amount or range of loss that could result from an unfavorable outcome can be made.

On May 9, 2000, Romeo Jergess filed a putative class action suit (the "Jergess Suit") in the United States District Court for the Eastern District of Michigan, Southern Division (Case No. 00-72124) against Transnation Title Insurance Company ("Transnation"), a subsidiary of the Company. The suit alleges that Transnation's rate for an owner's title insurance policy, charged in accordance with rates for new construction filed with the Insurance Bureau of the State of Michigan are less than the rate paid by the lender for a simultaneously issued lender's title insurance policy, and that the lower rate paid by the builder/developer for the owner's policy involves an illegal kickback for a referral and an illegal splitting of fees in violation of the Real Estate Settlement Procedures Act ("RESPA"). On April 27, 2001, a similar suit was filed by Elaine Miller (the "Miller Suit") in the same court (Case No. 01-71647) against Lawyers Title Insurance Corporation ("Lawyers Title"), a subsidiary of the Company. The plaintiffs in both suits seek an unspecified amount of damages equal to three times the amount of the charge for a simultaneously issued lender's title insurance policy, plus costs, interest and attorneys' fees. The Jergess Suit and the Miller Suit were consolidated on July 18, 2002. On December 5, 2002, the court certified a class defined as all individuals who, during the period commencing prior to one year of the filing of the applicable suit and ending on October 30, 2002, purchased a newly constructed one to four family dwelling or condominium and was charged for a lender's title insurance policy allegedly in violation of RESPA. On February 12, 2003, the United States Court of Appeals for the Sixth Circuit denied Transnation's and Lawyers Title's petitions for an interlocutory appeal of the class certification order. Transnation and Lawyers Title intend to defend vigorously the consolidated suits. A trial date has not been set. At this early stage in the litigation, no estimate can be made of the impact on the Company that could result from an unfavorable outcome at trial.

## 14. Acquisitions

On October 31, 2000, the Company acquired all of the outstanding shares of Primis, Inc. ("Primis"). Primis was a web based provider of property information and appraisal services. The acquisition was accounted for by the Company using the "purchase" method of accounting. The assets and liabilities of Primis were revalued to their respective fair market values.

Total cost and goodwill recognized in all acquisitions made by the Company were $13,169 and $10,956 in 2002, $16,540 and $15,794 in 2001 and $51,049 and $54,266 in 2000.

## 15. Impairment and Exit and Termination Charges

On August 1, 2000, the Company entered into a joint venture agreement with The First American Corporation contributing certain assets of its wholly-owned subsidiary, Datatrace, creating Data Trace Information Services ("Data Trace"). The financial statements of the Company reflect Data Trace as an investment in affiliates, included in Other Assets on the balance sheet. Pursuant to EITF 94-3, the Company recorded exit and termination costs of $3,079 related to the decision to enter into the joint venture, all of which were paid as of December 31, 2001. These costs relate to exiting certain leases and license and maintenance agreements and to the termination of employees.

Due to continued performance levels below original forecasts, the Company reassessed the carrying value of intangibles associated with the Primis acquisition during the fourth quarter of 2001. The assessment of the recoverability of intangibles related to the acquisition was based upon an analysis of discounted cash flows. The discount rate used in determining discounted cash flows was a rate corresponding to the Company's cost of capital. As a result of this analysis, the carrying value of intangibles was written down. This charge amounted to $40,181 and is included under the caption "Write-off of intangibles and capitalized software" in the Consolidated Statements of Operations.

During the fourth quarter of 2001, the Company determined that it would no longer pursue the development of *TitleQuest,* its back office title production software, and recorded a non-cash charge of approximately $11,215 relating to the *TitleQuest* project which is included under the caption "Write-off of intangibles and capitalized software" in the Consolidated Statements of Operations.

In the first quarter of 2002, the Company recorded $3,190 of exit and termination costs related to the closing of certain offices and reduction in workforce of its real estate appraisal operations. On June 1, 2002, the Company entered into a joint venture agreement with The First American Corporation to combine real estate appraisal operations. Under the terms of the agreement, the Company contributed its former Primis (currently operating as "OneStop") residential appraisal production division, which it acquired in 2000, to First American's *eAppraiseIT* subsidiary. In connection with the transaction, the Company exited the residential appraisal production business which had been unprofitable and recorded a second quarter charge of $14,132 for exit, termination and other costs. This amount was comprised of $4,635 related to lease termination costs, $2,209 related to employee severance costs and $7,288 related to the write down to estimated net realizable value of assets determined not to be redeployable and other miscellaneous exit costs. The original amount accrued was reduced $3,952 in the fourth quarter of 2002. This reduction was a result of the favorable settlement of real estate, rental and other obligations. Of the remaining accrual, $9,400 had been paid as of December 31, 2002, leaving $3,970 which the Company expects to be substantially paid by December 31, 2006.

## 16. Unaudited Quarterly Financial Data

Selected quarterly financial information follows:

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| **2002** | | | | |
| Premiums, title search, escrow and other | **$ 551,258** | **$ 604,018** | **$ 615,415** | **$ 762,853** |
| Net investment income | **12,999** | **12,791** | **13,198** | **14,018** |
| Income before income taxes | **26,758** | **39,679** | **61,323** | **102,012** |
| Net income | **17,393** | **25,791** | **39,860** | **66,308** |
| Net income per common share | **$ 0.94** | **$ 1.39** | **$ 2.16** | **$ 3.64** |
| Net income per common share – assuming dilution | **$ 0.93** | **$ 1.38** | **$ 2.15** | **$ 3.61** |
| 2001 | | | | |
| Premiums, title search, escrow and other | $ 426,096 | $ 541,126 | $ 528,032 | $ 624,220 |
| Net investment income | 12,509 | 12,496 | 13,049 | 12,949 |
| Income before income taxes | 10,376 | 44,555 | 29,295 | 9,939 |
| Net income | 6,641 | 28,515 | 18,750 | 6,360 |
| Net income per common share | $ 0.43 | $ 1.58 | $ 1.02 | $ 0.34 |
| Net income per common share – assuming dilution | $ 0.36 | $ 1.54 | $ 1.01 | $ 0.34 |

*In the fourth quarter of 2001, the Company reassessed the carrying value of intangibles and capitalized software which resulted in net of tax charges to earnings of $32,893. In the first and second quarter of 2002, the company recorded exit and termination costs net of tax of $1,680 and $7,010, respectively, related to its Primis operations.*

## 17. New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and included guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Under SFAS No. 142, goodwill and other intangible assets with indefinite lives are no longer amortized but subject to annual impairment tests. The Company's title plants are intangible assets with indefinite lives.

On January 1, 2002, the Company adopted SFAS No. 142 which increased annual net earnings by approximately $6.6 million in 2002. The Company performed the transitional and annual impairment tests as prescribed in SFAS No. 142. No impairment charge resulted from these tests.

The following table provides comparative earnings and earnings per share had the non-amortization provisions of SFAS No. 142 been adopted for the periods ended December 31:

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Reported net income | **$ 149,352** | $ 60,266 | $ (80,766) |
| Less preferred dividends | **—** | (145) | (7,700) |
| Reported net income (loss) available to common shareholders | **149,352** | 60,121 | (88,466) |
| Goodwill amortization, net of tax | **—** | 6,592 | 7,297 |
| Adjusted net income (loss) | **$ 149,352** | $ 66,713 | $ (81,169) |
| Basic earnings per share: | | | |
| Reported net income | **$ 8.10** | $ 3.42 | $ (6.60) |
| Goodwill amortization | **0.00** | 0.38 | 0.54 |
| Adjusted net income | **$ 8.10** | $ 3.80 | $ (6.06) |
| Diluted earnings per share: | | | |
| Reported net income | **$ 8.04** | $ 3.24 | $ (6.60) |
| Goodwill amortization | **0.00** | 0.35 | 0.54 |
| Adjusted net income | **$ 8.04** | $ 3.59 | $ (6.06) |

The changes in the net carrying value of goodwill for the year ended December 31, 2002, are as follows:

| | | |
|---|---|---|
| Balance as of December 31, 2001 | $ | 190,702 |
| Goodwill acquired | | 10,956 |
| Goodwill disposed | | — |
| Balance as of December 31, 2002 | $ | 201,658 |

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure,* which amends SFAS No. 123, *Accounting for Stock-Based Compensation,* SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The transition rules of this standard are not applicable since the Company continues to account for stock-based compensation under the guidance of APB Opinion 25. See Note 6 in the Notes to Consolidated Financial Statements for further discussion of the Company's stock based plans.

In June 2002, FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* which is effective for periods after December 31, 2002. The statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred. Previously, these liabilities were required to be accrued at the time management committed to an activity. Costs required to be accrued included but are not limited to termination benefits provided to current employees that are involuntarily terminated, costs to terminate a contract that is not a capital lease, and costs to consolidate facilities or relocate employees.

### 18. Subsequent Event

On January 31, 2003, the Company acquired the business operations and assets of New York Land Services, Inc., a title insurance agent. Total cost of the acquisition was $17,000. Goodwill associated with the acquisition approximated the cost.



Janet A. Alpert



Theodore L. Chandler, Jr.



Michael Dinkins



Charles H. Foster, Jr.



John P. McCann



Robert F. Norfleet, Jr.



Robert T. Skunda



Julious P. Smith, Jr.



Thomas G. Snead, Jr.



Eugene P. Trani



Marshall B. Wishnack



LandAmerica

## BOARD OF DIRECTORS

**Janet A. Alpert**
President
LandAmerica Financial Group, Inc.

**Theodore L. Chandler, Jr.**
Chief Operating Officer
LandAmerica Financial Group, Inc.

**Michael Dinkins**
Vice President
and Chief Financial Officer
Worldwide Customer Services Operation
NCR Corporation

**Charles H. Foster, Jr.**
Chairman and Chief Executive Officer
LandAmerica Financial Group, Inc.

**John P. McCann**
Retired Chairman
and Chief Executive Officer
United Dominion Realty Trust, Inc.

**Robert F. Norfleet, Jr.**
Retired Executive Vice-President
and Senior Credit Officer
Crestar Bank (now SunTrust)

**Robert T. Skunda**
President and Chief Executive Officer
Virginia Bio-Technology
Research Park

**Julious P. Smith, Jr.**
Chairman and Chief Executive Officer
Williams Mullen

**Thomas G. Snead, Jr.**
President
Anthem Blue Cross and Blue Shield
Southeast Division

**Eugene P. Trani**
President
Virginia Commonwealth University

**Marshall B. Wishnack**
Retired Chairman
and Chief Executive Officer
Wheat First Union

## *LandAmerica Senior Officers*

SHARED RESOURCES

**Charles H. Foster, Jr.**
Chairman and Chief Executive Officer

**Janet A. Alpert**
President

**Theodore L. Chandler, Jr.**
Chief Operating Officer

**G. William Evans**
Chief Financial Officer

**Russell W. Jordan III**
Executive Vice-President – General Counsel and Secretary

**Robert J. Palmer**
Chief Information Officer

**Ross Dorneman**
Executive Vice-President – Human Resources

**William C. Thornton, Jr.**
Executive Vice-President – Marketing

**Jeffrey D. Vaughan**
Executive Vice-President – Market Development

**Donald C. Weigel, Jr.**
Executive Vice-President – Strategy Integration

**Betty H. Ayers**
Senior Vice-President – Corporate Services

**John R. Blanchard**
Senior Vice-President – Corporate Controller

**Andrew S. Brownstein**
Senior Vice-President – Corporate Development

**H. Randolph Farmer**
Senior Vice-President – Corporate Communications

**Wm. Chadwick Perrine**
Senior Vice-President – Corporate Counsel and Assistant Secretary

**Ronald B. Ramos**
Senior Vice-President – Treasurer

**John P. Rapp**
Senior Vice-President – Chief Underwriting Counsel

**Hugh D. Reams, Jr.**
Senior Vice-President – Chief Claims Counsel

**Keith A. Reynolds**
Senior Vice-President – Audit and Advisory Services

**Neil J. Singer**
Senior Vice-President – Services Integration

**Holly H. Wenger**
Senior Vice-President – Corporate Counsel

TRANSACTION SERVICES

**Kenneth Astheimer**
Executive Vice-President – Agency Services
Richmond, Virginia

**Melissa A. Hill**
President – LandAmerica OneStop
Pittsburgh, Pennsylvania

**David W. Koshork**
Executive Vice-President and Regional Manager
Seattle, Washington

**John M. Obzud**
Executive Vice-President and Regional Manager
Orlando, Florida

**Jeffrey C. Selby**
Executive Vice-President – National Commercial Services
Richmond, Virginia

PRINCIPAL SUBSIDIARIES

*Commonwealth Land Title Insurance Company*
*Lawyers Title Insurance Corporation*
*Transnation Title Insurance Company*

## *Corporate Information*

**Auditors**
Ernst & Young LLP
901 East Cary Street
Richmond, Virginia 23219

**Transfer Agent**
EquiServe Trust Company, N.A.
P. O. Box 43012
Providence, Rhode Island 02940-3012
800-633-4236

**Counsel**
Williams Mullen
2 James Center
Richmond, Virginia 23219

## *Shareholder Information*

**Investor Contact**
G. William Evans
Chief Financial Officer
Gateway One
101 Gateway Centre Parkway
Richmond, Virginia 23235
804-267-8114

**New York Stock Exchange Symbol**
LFG

**Web Site**
http://www.landam.com

Notice is given of LandAmerica's annual shareholders' meeting to be held at 9:00 a.m., Tuesday, May 20, 2003, The Commonwealth Club, 401 West Franklin Street, Richmond, Virginia 23219.

Additional copies of this annual report and copies of the Form 10-K filed with the Securities and Exchange Commission are available from the Corporate Communications Department, LandAmerica Financial Group, Inc., P.O. Box 27567, Richmond, Virginia 23261-7567.

Design: Raymond Geary & Associates, Inc.
Inside Cover: Ron Brown Photographics

LandAmerica

LandAmerica Financial Group, Inc.
Gateway One
101 Gateway Centre Parkway
Richmond, Virginia 23235

LAWCM-AR-03